    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 9, 1997

                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                              ------------------

                                THE JPM COMPANY
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            PENNSYLVANIA                               23-1702908
    (STATE OR OTHER JURISDICTION                    (I.R.S. EMPLOYER
  OF INCORPORATION OR ORGANIZATION)              IDENTIFICATION NUMBER)
                                ROUTE 15 NORTH
                              LEWISBURG, PA 17837
                                (717) 524-8200
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              ------------------

                                JOHN H. MATHIAS
                                ROUTE 15 NORTH
                              LEWISBURG, PA 17837
                                (717) 524-8200
         (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                              ------------------

                       COPIES OF ALL COMMUNICATIONS TO:
       SCOTT C. PENWELL, ESQ.                     DAVID W. POLLAK, ESQ.
    DUANE, MORRIS & HECKSCHER LLP              MORGAN, LEWIS & BOCKIUS LLP
            P.O. BOX 1003                            101 PARK AVENUE
       305 NORTH FRONT STREET                    NEW YORK, NY 10178-0060
      HARRISBURG, PA 17108-1003                      (212) 309-6058
           (717) 237-5500

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                           PROPOSED       PROPOSED
 TITLE OF EACH CLASS OF      AMOUNT        MAXIMUM        MAXIMUM
       SECURITIES            TO BE      OFFERING PRICE   AGGREGATE       AMOUNT OF
    TO BE REGISTERED     REGISTERED (1) PER SHARE (2)  OFFERING PRICE REGISTRATION FEE
--------------------------------------------------------------------------------------
Common Stock, par value
 $.000067..............    3,680,000        $23.88      $87,878,400       $26,630

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes up to 480,000 shares which the Underwriters have the option to purchase from the Registrant to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee.

                              ------------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  Subject to Completion, dated October 9, 1997

PROSPECTUS

                                3,200,000 SHARES


                                   JPM[LOGO]

                                  COMMON STOCK

                                 -------------

  Of the 3,200,000 shares of Common Stock, par value $.000067 per share (the "Common Stock"), offered hereby, 2,000,000 shares are being sold by The JPM Company (the "Company") and 1,200,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "JPMX." On October 9, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $24.50 per share. See "Price Range of Common Stock."

                                 -------------

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                                 -------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 Underwriting
                       Price to Discounts and  Proceeds to     Proceeds to
                        Public  Commissions(1) Company(2)  Selling Shareholders
-------------------------------------------------------------------------------
Per share.............   $           $            $                $
-------------------------------------------------------------------------------
Total(3)..............   $           $            $                $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $    payable by the Company.
(3) The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 480,000 additional shares of Common Stock solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $   , $    and
    $   , respectively. See "Underwriting."

                                 -------------

  The Common Stock offered by this Prospectus is offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Common Stock offered hereby will be made at the offices of Lehman Brothers Inc., New York,
New York on or about         , 1997.

                                 -------------

LEHMAN BROTHERS
                                 ADVEST, INC.
                                                    JANNEY MONTGOMERY SCOTT INC.

     , 1997.

ARTWORK WILL INCLUDE THE FOLLOWING:

FRONT INSIDE COVER:

    .JPM Logo
    .The Earth with white lights intended to identify JPM global locations .A woman dressed in a tailored suit wearing a small telephone headset .Copper wires and connectors
    .Hands manipulating wires in production
    .A 3-D, CAD diagram of a connector
    .Dimensional and fading words:
      .Manufacturing--Cable Assemblies; Wire Harnesses; Electromechanical
       Subassemblies
      .Servicing--Computer; Networking; Telecommunications; Industries .Customer Logo'd wire reels

THE BACK INSIDE COVER:

      .Computer terminals
      .Telephone keypad or buttons
      .A cell phone or cell tower as a faded image
      .An ATM machine or sign
      .People
      .Product photos

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK PRIOR TO THE PRICING OF THIS OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THIS OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and may be available at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company makes filings of reports, proxy statements and other information pursuant to the Exchange Act with the Commission electronically, and such materials may be inspected and copied at the Commission's Web site (http://www.sec.gov) by using the Company's Central Index Key (CIK) Code 0001007581. In addition, material filed by the Company can be inspected at the offices of the Nasdaq Stock Market, 1735 K St., NW, Washington, DC 20006, on which the shares of Common Stock are listed.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

  The Company hereby incorporates by reference into this Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act:

  1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 (certain portions of which have been restated in the Company's Current Report on Form 8-K dated September 2, 1997);

  2. The Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1996, March 31, 1997 and June 30, 1997;

  3. The Company's Current Reports on Form 8-K dated March 12, June 4 and September 2, 1997 (which includes the Company's consolidated financial statements for the fiscal year ended September 30, 1996 restated to reflect a merger with Denron, Inc. accounted for as a pooling of interests);

  4. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act on April 29, 1996; and

  5. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since September 30, 1996.

  In addition, all reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (in the case of any statement in an incorporated document filed with the Commission prior to the date of this Prospectus or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein), modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to William
D. Baker, Vice President, Chief Financial Officer and Treasurer, The JPM Company, Route 15 North, Lewisburg, Pennsylvania 17837; telephone: (717) 524-8200.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Risk Factors" for information that should be considered by prospective investors.

                                  THE COMPANY

  The Company is a leading independent manufacturer of cable assemblies and wire harnesses for original equipment manufacturers ("OEMs") in the computer, networking and telecommunications sectors of the global electronics industry. The Company has operated continuously since 1949 and today manufactures a wide spectrum of products which transfer power or transmit voice, data or video within the OEMs' equipment or to external connections. Principal applications of the Company's products include computers and computer peripherals, network routers and switches, self-service terminals (including automatic teller machines), PBX switching equipment, cellular digital switching equipment, industrial electrical controls and medical electronic equipment. By integrating its design and engineering capabilities with its customers' product development activities, the Company customizes its products to satisfy its customers' particular needs in a price-competitive manner.

  Based on available industry data, the Company believes that the total addressable market for cable assemblies and wire harnesses in the sectors in which the Company competes was approximately $7.0 billion worldwide and $3.5 billion in North America in 1996. Both markets are expected to grow by approximately 9.5% annually. The Company's opportunities for growth in the cable assembly and wire harness industry are primarily driven by: (i) supplier consolidation led by large multi-national OEMs; (ii) global expansion of the computer, networking and telecommunications industries accompanied by accelerated product development cycles; and (iii) continued worldwide outsourcing by large multi-national OEMs. In response to OEMs' increasing requirements for local support and worldwide sourcing of cable assemblies and wire harnesses, the Company has broadened its manufacturing capabilities through the expansion of existing facilities and acquisitions. The Company currently provides domestic and international distribution, manufacturing and local engineering and design service to targeted OEMs through its seven ISO-certified facilities located in the United States, Mexico and Europe and through its manufacturing services arrangements in Asia.

  The Company's objective is to become the preferred global supplier for cable assemblies and wire harnesses to leading OEMs in the computer, networking and telecommunications market sectors. Key elements of the Company's strategy to achieve this objective are:

  . provide customers with the highest level of customer service through teams comprised of sales, quality assurance, engineering, purchasing and manufacturing personnel;

  . enhance its relationships and broaden its product penetration with existing OEM customers such as Compaq, Diebold, IBM, Lucent
     Technologies, Nortel and Unisys by providing extensive support and value-added services while maintaining flexible manufacturing capabilities;

  . create new relationships with large and mid-sized OEMs, such as those recently established with Alcatel, Qualcomm, Siemens, Solectron and 3M;

  . expand worldwide manufacturing and local support to meet growing demand generated from both existing and new customers;

  . capitalize on its independence from connector and wire manufacturers by impartially selecting components integrated into its products to satisfy more precisely and cost effectively a customer's demands or requirements;

  . emphasize continuous quality improvements in its ISO-certified manufacturing facilities; and

  . introduce applied automation to increase productivity, shorten manufacturing times, improve safety and increase product and process reliability.

  The Company's principal executive offices are located at Route 15 North, Lewisburg, Pennsylvania 17837 and its telephone number is (717) 524-8200.

                              RECENT DEVELOPMENTS

  Denron Merger. In June 1997, the Company acquired Denron, Inc. ("Denron"), a manufacturer of cable assemblies and wire harnesses in San Jose, California (the "San Jose Facility"), in a transaction accounted for as a pooling of interests by issuing 791,170 shares of Common Stock in exchange for all of the outstanding common stock of Denron. The value of the shares issued was approximately $23,000,000. The Denron acquisition provides the Company with an expanded customer base and local manufacturing facilities to better serve targeted OEMs on the West Coast. As a result of the Denron acquisition, the Company also obtained manufacturing services arrangements with companies in Taiwan providing the Company with multiple points of delivery in the Far East, including the People's Republic of China.

  Corma Acquisition. In August 1997, the Company acquired manufacturing facilities in Bor, Czech Republic (the "Bor Facility") and a related sales, engineering and distribution facility in Leuchtenberg, Germany (the "Leuchtenberg Facility") from Corma Elektrotechnische Produktions GmbH and Corma spol. s.r.o. (collectively, "Corma") for approximately $2,000,000 in cash. The acquisition of the Bor Facility and the Leuchtenberg Facility provides additional ISO-certified facilities to the Company enabling it to further support and expand the Company's European customer base, which includes Interbold, the joint venture between IBM and Diebold for ATMs in the European market.

                                  THE OFFERING

Common Stock offered:
  By the Company........ 2,000,000 shares
  By the Selling
   Shareholders......... 1,200,000 shares
    Total............... 3,200,000 shares
Common Stock to be
 outstanding after the
 offering............... 8,970,245 shares(a)
Use of Proceeds......... To reduce bank borrowings, add manufacturing capacity, enhance information systems and for general corporate
                         purposes, including acquisitions and working capital.
                         See "Use of Proceeds."
Nasdaq National Market
 Symbol................. JPMX

--------
(a) Does not include 903,954 shares of Common Stock subject to options outstanding as of September 30, 1997, and 359,450 shares of Common Stock reserved for future issuance upon the exercise of options which may be granted under the Company's 1995 Employee Stock Option Plan and the Company's 1995 Outside Directors Stock Option Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             YEARS ENDED SEPTEMBER 30,
                                      ----------------------------------------
                                       1992    1993     1994    1995    1996
                                      ------- -------  ------- ------- -------
STATEMENT OF OPERATIONS DATA:
Net sales............................ $31,553 $34,268  $41,418 $54,042 $85,516
Gross profit.........................   5,039   4,995    6,991   8,491  14,706
Income from operations...............     979     774    1,244   2,979   6,900
Net income...........................     291     197      307     936   3,083
Net income (loss) applicable to
 Common Stock........................      51     (43)      67     659   2,943
Net income (loss) per common share... $  0.01 $ (0.01) $  0.02 $  0.14 $  0.48
Weighted average common shares
 outstanding.........................   4,280   4,280    4,280   4,390   5,683

                                                  NINE MONTHS ENDED JUNE 30,
                                                  ---------------------------
                                                      1996          1997
                                                  ------------- -------------
Net sales........................................ $      61,882 $      85,642
Gross profit.....................................         9,841        17,596
Income from operations...........................         4,203         9,494(a)
Net income.......................................         1,658         5,464
Net income applicable to Common Stock............         1,518         5,464
Net income per common share...................... $        0.25 $        0.73
Weighted average common shares outstanding.......         5,194         7,436

                                                             JUNE 30, 1997
                                           SEPTEMBER 30, ----------------------
                                               1996      ACTUAL  AS ADJUSTED(B)
                                           ------------- ------- --------------
BALANCE SHEET DATA:
Working capital...........................    $10,206    $14,322      $
Total assets..............................     39,862     46,017
Short-term debt...........................      2,169      2,694
Long-term debt, less current portion......      3,264      3,831
Shareholders' equity......................     19,927     25,645

--------
(a) Includes a $743,000 charge related to the merger with Denron.
(b) As adjusted to give effect to the sale by the Company of 2,000,000 shares of Common Stock offered hereby (after deducting the underwriting discounts and commissions and estimated offering expenses) and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors should be carefully considered before purchasing the Common Stock offered hereby.

  Reliance on Key Customers. Historically, relatively few customers have accounted for a substantial portion of the Company's net sales and the Company expects a significant portion of its future net sales to remain concentrated within a limited number of customers. During the nine months ended June 30, 1997, sales to Diebold, Incorporated ("Diebold"), Northern Telecom Limited ("Nortel") and International Business Machines Corporation ("IBM") accounted for 17%, 16% and 14% of total sales of the Company, respectively. In fiscal 1996, sales to Diebold and IBM represented 18% and 15% of total sales of the Company, respectively. In addition, sales to the Company's six largest customers represented 51% of total sales in fiscal 1996 and 68% of total sales in the nine months ended June 30, 1997. Because the Company's customers are consolidating their suppliers, it is possible that the Company may lose one or more of its major customers as a result of such consolidation. A significant decrease in business from, or the loss of, any of its major customers would have a material adverse effect on the Company. Although the Company regularly seeks to identify new key customers, the development of relationships with such customers is normally an extended process which can take 18 months or more. See "Business--Sales and Marketing."

  Variability of Quarterly Results. The Company's quarterly and annual operating results have fluctuated significantly in the past, and may fluctuate significantly in the future, depending upon a variety of factors, including the timing of its customers' product life cycles; the Company's reliance on key customers; the Company's management of growth and acquisitions, including costs related to such acquisitions; changes in pricing by the Company, its competitors, customers or suppliers; the mix of products sold; possible disruptions of operations caused by expanding existing facilities or moving into new facilities, or by extraordinary weather conditions which could hamper production and shipments; political and economic instability in foreign markets; seasonal patterns of spending; manufacturing inefficiencies associated with the start up of new customers and new products and the ability to produce products in volume to meet customer requirements; and various competitive factors including price-based competition and competition from vendors employing other technologies. In addition, the Company is subject to fluctuations in the annual business cycles of its OEM customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Quarterly Results."

  A substantial portion of the Company's sales in a given quarter depends upon obtaining orders for cable assemblies and wire harnesses to be manufactured and shipped within the same quarter in which those orders are received. While the Company monitors its customers' needs, it typically has a small backlog relative to total sales, and a significant portion of its orders are placed on a demand-pull basis for production and delivery within a few days. In addition, substantially all of the cable assemblies and wire harnesses sold to certain customers are components that customers incorporate into certain models or products of their own. Decisions by such customers to emphasize certain models or to discontinue certain products may have a material adverse effect on the Company. As a result, the timing of revenue may be affected by increases or decreases in the Company's customers' production volume in response to fluctuations in their customers' demands, introduction of replacement parts and balancing of customers' inventory to their production requirements, all of which reflect the shortening product life cycles inherent in the electronics industry.

  Management of Growth and Acquisitions. The Company is experiencing significant growth and intends to continue to expand its operations both domestically and internationally. The Company's net sales have increased from $41.4 million in fiscal 1994 to $85.5 million in fiscal 1996. Continued growth of the size and complexity of its business has placed and is expected to continue to place strain on the Company's management, production, technical, financial and other resources. To manage growth effectively, the Company must add manufacturing capacity and personnel while maintaining a high level of quality and manufacturing efficiency and must continue to enhance its operational, financial and management systems, successfully expand, train and manage its employee base and attract additional executive management. There can be no assurance that the Company will be able to continue its growth or manage such growth effectively and the failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

  In addition, the Company's future growth may depend in part upon its success in identifying suitable new acquisitions. There can be no assurance that the Company will be able to continue to identify, acquire, successfully integrate or profitably manage additional businesses, if any, without substantial costs, delays or other operational or financial difficulties to the Company. Further, acquisitions may involve a number of special risks, including adverse effects on the Company's operating results, diversion of management's attention, failure to retain key personnel, risks associated with unanticipated events and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, if competition for acquisition candidates develops or increases, the cost of acquiring businesses could increase materially. The Company expects to use a combination of cash and securities as consideration for future acquisitions. In the event that the Common Stock does not maintain a sufficient valuation or if potential acquisition candidates are unwilling to accept the Company's securities as consideration, the Company will be required to use more cash resources to continue its acquisition strategy. In addition, if the Company is unable to generate cash for future acquisitions from existing operations or if external financings are not sufficient or available, the Company's acquisition strategy could be adversely affected. There can be no assurance that such financings will be available if and when needed or on terms acceptable to the Company. Unfavorable developments at a single acquired company could have a material adverse impact on the reputation and business of the Company as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated financial performance. The inability of the Company to implement and manage its acquisition strategy successfully may have an adverse effect on the business or future prospects of the Company.

  International Operations. During the past three years, the Company has added important sales, distribution or manufacturing sites in the Czech Republic, Germany, Mexico, the People's Republic of China, Singapore and Taiwan. Sales and operations outside of the United States are subject to certain inherent risks, including potential border crossing difficulties, currency fluctuations, inflationary pressures, unexpected changes in regulatory requirements, tariffs and barriers, changes in political climate, difficulties in coordinating, managing and expanding foreign operations, labor union issues, government-mandated compensation regulations, increases in employee turnover and potentially adverse tax consequences. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, although the Company's international sales are primarily denominated in U.S. dollars, portions of the Company's expenses are denominated in Mexican pesos and Deutsche marks. The Company is not currently engaging in hedging transactions to reduce the risk associated with currency exchange fluctuations. Currency exchange fluctuations in Mexico, Germany and other countries where the Company does business could materially adversely affect the Company's business, financial condition and results of operations.

  Dependence on Key Suppliers. During 1996, the Company estimates that purchases of wire and cable and purchases of connectors represented approximately 25% and 50%, respectively, of the Company's total material purchases. During this period, the Company estimates it purchased approximately 45% and 30% of its wire and cable from Nordex, a division of Cable Design Technologies ("Nordex"), and Madison Cable Corporation ("Madison"), a division of AMP Incorporated ("AMP"), respectively, and approximately 50% of its connectors from AMP. AMP competes with the Company in the cable assembly and wire harness business. In addition, other suppliers to the Company may begin manufacturing cable assemblies and wire harnesses, which may adversely affect the Company's business by directly competing with the Company or by ceasing or delaying the sale of materials to the Company. Although the Company believes that wire, cable and connectors are generally available from several domestic and international sources, customers often specify that the Company purchase these components from particular manufacturers. Accordingly, the loss of or interruption in the supply from any of the Company's key suppliers could have a material adverse effect on the Company. See "Business--Suppliers."

  Dependence on Key Personnel. The Company's success depends to a significant extent on its key management and technical personnel, particularly John H. Mathias, its Chairman of the Board and Chief Executive Officer, and James P. Mathias, its President and Chief Operating Officer. Certain members of senior management, including John and James Mathias, are subject to employment agreements which are terminable by either party upon thirty days prior written notice. Competition for employees with requisite technical, management and other skills is intense. The loss of any of the Company's existing key personnel or the inability to attract and retain key employees in the future could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Employees" and "Management."

  Competition. The Company operates in an international market characterized by intense competition. The Company competes with many other businesses, a number of which have substantially greater financial, management and marketing resources than the Company. The Company's competitors include: (i) connector manufacturers, including AMP, Amphenol Corporation ("Amphenol"), Berg Electronics Corporation ("Berg"), Minnesota Mining and Manufacturing Company ("3M") and Molex Incorporated ("Molex"); (ii) contract manufacturers, including Sanmina Corporation ("Sanmina") and K*TEC Electronics Corporation ("K*TEC"), a division of Kent Electronics Corporation; and (iii) independent manufacturers, including Volex Group plc ("Volex"), Foxconn International, Incorporated ("Foxconn") and a number of smaller regional manufacturers. The Company believes that customers select manufacturers of cable assemblies and wire harnesses primarily based on competitive factors such as quality, production capacity, breadth of product line, engineering support capability, price, local support capability, systems support and financial strength. There can be no assurance that the Company will be able to successfully compete in the future. See "Business--Competition."

  Proprietary Information and Technological Change. The Company believes that its ability to compete with other manufacturers is dependent on its technical and design expertise, its production processes and in part on its ability to anticipate and respond to new technologies and applications and incorporate such changes in its products and services. The Company relies on a number of trade secrets and other unpatented proprietary information in its operations. Although the Company seeks to protect proprietary information through the use of confidentiality agreements, there can be no assurance that this will prevent the unauthorized disclosure or use of the Company's technical knowledge, practices and procedures. The Company currently holds no patents and does not generally rely on patented technology. There can be no assurance that others will not independently develop products similar to those of the Company, duplicate the Company's products or obtain patents which will require the Company to design around such patents, if such design is possible. No claims have been asserted against the Company for infringement of the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future. See "Business--Proprietary Information."

  Risk of Loss of ISO Certification. The Company is ISO-certified at each of its manufacturing locations. The ISO certification assures customers of certain minimum manufacturing standards and thereby allows the Company to use a single set of manufacturing standards for all processes and products, rather than customizing manufacturing standards for each customer. The Company's facilities are subject to periodic recertification to ensure continued compliance with ISO standards which have continued to become more stringent. Because the Company's customers have increasingly required their suppliers to be so certified, a loss of this certification may materially affect the demand for the Company's products, its relationship with its customers and the need to customize manufacturing operations for each customer.

  Risks Associated with Unallocated Proceeds of Offering. The Company currently intends to use a portion of the net proceeds of this offering to repay bank borrowings outstanding as of the closing of this offering in an approximate aggregate amount of $8.5 million (as of September 30, 1997), add manufacturing capacity in the United States and overseas and invest in enhanced information systems.

  Except for the repayment of bank borrowings, addition of manufacturing capacity and investment in information systems, the Company has not designated any specific use for the remaining net proceeds from the sale by the Company of the Common Stock offered hereby. The Company intends to use the remaining net proceeds primarily for working capital and general corporate purposes, including the potential investment in or acquisition of complementary businesses, products or technologies. While the Company may be, from time to time, engaged in discussions regarding potential investments or acquisitions, the Company does not currently have any agreements regarding such potential investments or acquisitions. Accordingly, management will have significant flexibility in applying the net proceeds from this offering. There can be no assurance that any unused net proceeds can or will be invested to yield a significant return. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Government Regulation. The Company is subject to a variety of foreign, federal, state and local laws, rules and regulations relating to, among other things, the health and safety of its work force, emissions to the air, discharge to the waters and the generation, handling, storage and transportation of waste and other materials. The Company believes that it is currently in compliance in all material respects with such laws, rules and regulations. However, failure to so comply could result in substantial liability to the Company, suspension or cessation of the Company's operations, restrictions on the Company's ability to expand at its present locations or to acquire additional equipment or result in other significant expense. See "Business--Manufacturing."

  Concentration of Stock Ownership; Anti-Takeover Protections. After giving effect to this offering, the Mathias family and present directors, executive officers and their respective affiliates will beneficially own approximately 33.6% of the outstanding Common Stock (32.0% if the Underwriters' over-allotment option is exercised in full). Consequently, these shareholders are able and will continue to be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This influence, together with applicable statutory provisions under Pennsylvania law and certain measures included in the Company's articles of incorporation, including the ability of the Board of Directors to issue one or more series of preferred stock without shareholder approval and the election of directors in three classes on a staggered basis, could deter or delay unsolicited changes in control of the Company. See "Principal and Selling Shareholders" and "Description of Capital Stock--Anti-Takeover Provisions."

  Limited Public Market; Possible Volatility of Stock Price. The Common Stock has traded on the Nasdaq National Market since April 1996 and has a limited public market history. There can be no assurance that future market prices for the shares of Common Stock will equal or exceed the price to the public set forth on the cover page of this Prospectus. The trading price of the Common Stock has been, and is likely to continue to be, highly volatile and could be subject to wide fluctuations in response to quarterly fluctuations in operating results; announcements of technological innovations or new products by the Company or its competitors; changes in financial estimates by securities analysts; fluctuations in economic and financial market conditions, or other events or factors. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market price of equity securities of many companies and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

  Shares Eligible for Future Sale. Sales of a significant number of shares of Common Stock in the public market after this offering may have an adverse effect on the market price of the Common Stock. The Company, its officers and directors and the Selling Shareholders have agreed not to offer, sell, pledge or otherwise dispose of any shares of Common Stock held by them or acquired by them pursuant to the exercise of any options, other than the shares being sold hereunder by the Selling Shareholders, for a period of 90 days after the date of this Prospectus without the prior written consent of Lehman Brothers Inc., subject to certain limited exceptions. Upon expiration of this period, 3,082,927 shares of the Common Stock that are deemed to be "restricted securities" pursuant to Rule 144 under the Securities Act will be immediately eligible for sale in the public market in reliance upon Rule 144, subject to volume and other restrictions contained therein, and additional shares will be eligible for sale under Rule 144 from time to time thereafter. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

  The net proceeds from the sale of the 2,000,000 shares of Common Stock
offered hereby by the Company are estimated to be approximately $    million
($   million if the Underwriters' over-allotment option is exercised in full),
assuming an offering price of $    per share and after deducting estimated
underwriting discounts and commissions and offering expenses. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. Of the net proceeds, the Company plans to use approximately
$8.5 million for the repayment of bank borrowings outstanding as of the closing of this offering, approximately $6.0 million to add manufacturing capacity and approximately $1.5 million for investment in enhanced information systems. The Company may use a portion of the net proceeds from this offering for the investment in or acquisition of complementary businesses, products or technologies. While the Company may be, from time to time, engaged in discussions regarding potential investments or acquisitions, the Company does not currently have any agreements regarding such potential investments or acquisitions. The remaining net proceeds are expected to be used to provide funds for working capital and general corporate purposes.

  The bank borrowings to be repaid consist of a bank revolving line of credit incurred to finance the working capital needs of the Company, of which approximately $8.5 million was outstanding at September 30, 1997. The line of credit, which is payable upon demand, bears interest at either the bank's prime rate minus 0.25% or, at the Company's election, the bank's LIBOR rate plus 1.25% (8.25% and 6.94%, respectively, at September 30, 1997).

                          PRICE RANGE OF COMMON STOCK

  The Common Stock has been trading publicly on the Nasdaq National Market under the symbol "JPMX" since April 30, 1996, the first trading date of the Common Stock in the Company's initial public offering of Common Stock (the "Initial Public Offering.") The following table sets forth, for the periods indicated, the range of quarterly high and low closing sale prices for the Common Stock on the Nasdaq National Market:

                                                                  COMMON STOCK
                                                                  -------------
                                                                   HIGH   LOW
                                                                  ------ ------
Calendar 1996:
  Second quarter (from April 30, 1996)........................... $ 9.25 $ 7.50
  Third quarter..................................................   9.38   7.38
  Fourth quarter.................................................  19.25   8.88
Calendar 1997:
  First quarter.................................................. $23.00 $16.00
  Second quarter.................................................  38.00  15.25
  Third quarter..................................................  42.25  23.00
  Fourth quarter (through October 8, 1997).......................  24.63  23.88

  As of September 30, 1997, there were approximately 150 record holders of Common Stock. On October 9, 1997, the last reported sale price on the Nasdaq National Market for the Common Stock was $24.50 per share.

                                DIVIDEND POLICY

  The Company has never paid dividends on shares of its Common Stock. The Company intends to retain future earnings for use in its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The payment of dividends in the future, if any, will be determined by the Board of Directors of the Company and will depend on the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company as of June 30, 1997, on an actual basis and on an as adjusted basis to give effect to the sale by the Company of the 2,000,000 shares of Common Stock offered hereby at an assumed offering price of $ per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                               JUNE 30, 1997
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------- -----------
                                                              (IN THOUSANDS)
Short-term debt............................................ $ 2,694     $
                                                            =======     ===
Long-term debt, less current portion....................... $ 3,831     $
                                                            -------     ---
Shareholders' equity:
  Preferred Stock, no par value, 10,000,000 shares
   authorized; none issued and outstanding.................     --
  Common Stock, $.000067 par value, 40,000,000 shares
   authorized; 6,920,511 common shares issued and
   outstanding actual and 8,920,511 shares issued and
   outstanding as adjusted (a).............................     --
  Additional paid-in capital...............................  16,466
  Retained earnings........................................   9,179
                                                            -------     ---
    Total shareholders' equity.............................  25,645
                                                            -------     ---
      Total capitalization................................. $29,476     $
                                                            =======     ===

--------
(a) Does not include 903,954 shares subject to options outstanding as of September 30, 1997.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended September 30, 1996, are derived from the audited Consolidated Financial Statements of the Company, including the consolidated balance sheets at September 30, 1995 and 1996 and the related consolidated statements of operations and of cash flows for the three years ended September 30, 1996 and notes thereto appearing elsewhere herein. The data for the nine months ended June 30, 1996 and 1997 have been derived from unaudited financial statements also appearing herein. In the opinion of management, such unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the unaudited interim periods. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company as of September 30, 1995 and 1996, and for each of the years in the three-year period ended September 30, 1996, the related notes to such consolidated financial statements, "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                          YEARS ENDED SEPTEMBER 30,
                                   -------------------------------------------
                                    1992     1993     1994     1995     1996
                                   -------  -------  -------  -------  -------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales......................... $31,553  $34,268  $41,418  $54,042  $85,516
Cost of sales.....................  26,514   29,273   34,427   45,551   70,810
                                   -------  -------  -------  -------  -------
Gross profit......................   5,039    4,995    6,991    8,491   14,706
Selling, general and
 administrative expenses..........   4,060    4,221    5,747    5,512    7,806
                                   -------  -------  -------  -------  -------
Income from operations............     979      774    1,244    2,979    6,900
Other income (expense)............    (516)    (419)    (424)    (979)  (1,142)
                                   -------  -------  -------  -------  -------
Income before income taxes,
 minority interest and change in
 accounting principle.............     463      355      820    2,000    5,758
Provision for income taxes........     172      158      358      865    2,252
                                   -------  -------  -------  -------  -------
Income before minority interest
 and change in accounting
 principle........................     291      197      462    1,135    3,506
Minority interest.................     --       --       --      (199)    (423)
Change in accounting for income
 taxes............................     --       --      (155)     --       --
                                   -------  -------  -------  -------  -------
Net income........................     291      197      307      936    3,083
Cumulative dividends on Preferred
 Stock............................     240      240      240      277      140
                                   -------  -------  -------  -------  -------
Net income (loss) applicable to
 Common Stock..................... $    51  $   (43) $    67  $   659  $ 2,943
                                   =======  =======  =======  =======  =======
Net income (loss) per common
 share............................ $  0.01  $ (0.01) $  0.02  $  0.14  $  0.48
                                   =======  =======  =======  =======  =======
Weighted average common shares
 outstanding......................   4,280    4,280    4,280    4,390    5,683
                                   =======  =======  =======  =======  =======

                                                         NINE MONTHS ENDED
                                                             JUNE 30,
                                                       ----------------------
                                                          1996        1997
                                                       ----------  ----------
                                                       (IN THOUSANDS, EXCEPT
                                                          PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales............................................. $   61,882  $   85,642
Cost of sales.........................................     52,041      68,046
                                                       ----------  ----------
Gross profit..........................................      9,841      17,596
Selling, general and administrative expenses..........      5,638       7,359
Costs related to merger...............................        --          743
                                                       ----------  ----------
Income from operations................................      4,203       9,494
Other income (expense)................................       (794)       (388)
                                                       ----------  ----------
Income before income taxes, minority interest and
 change in accounting principle.......................      3,409       9,106
Provision for income taxes............................      1,328       3,642
                                                       ----------  ----------
Income before minority interest and change in
 accounting principle.................................      2,081       5,464
Minority interest.....................................        423         --
                                                       ----------  ----------
Net income............................................      1,658       5,464
Cumulative dividends on Preferred Stock...............        140         --
                                                       ----------  ----------
Net income applicable to Common Stock................. $    1,518  $    5,464
                                                       ==========  ==========
Net income per common share........................... $     0.25  $     0.73
                                                       ==========  ==========
Weighted average common shares outstanding............      5,194       7,436
                                                       ==========  ==========

                                      SEPTEMBER 30,                 JUNE 30, 1997
                         --------------------------------------- --------------------
                                                                              AS
                          1992    1993    1994    1995    1996   ACTUAL  ADJUSTED (A)
                         ------- ------- ------- ------- ------- ------- ------------
                                     (IN THOUSANDS)                 (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......... $   435 $   928 $   948 $   164 $10,206 $14,322
Total assets............  13,343  13,699  16,645  25,427  39,862  46,017
Short-term debt.........   3,837   3,168   3,888   6,937   2,169   2,694
Long-term debt, less
 current portion........   2,480   2,598   2,407   4,292   3,264   3,831
Shareholders' equity....   3,377   3,460   3,688   4,866  19,927  25,645

--------
(a) As adjusted to give effect to the sale by the Company of 2,000,000 shares of Common Stock offered hereby (after deducting the underwriting discounts and commissions and estimated offering expenses) and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of the operations of the Company should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus. The information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" below includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and
Section 21E of the Exchange Act that involve risks and uncertainties. Factors that could cause results to differ materially from those projected in the forward-looking statements are set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations," in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  The Company is a leading independent manufacturer of cable assemblies and wire harnesses for OEMs in the computer, networking and telecommunications sectors of the global electronics industry. The Company manufactures a wide spectrum of products which transfer power or transmit voice, data or video within the OEMs' equipment or to external connections. Principal applications of the Company's products include computers and computer peripherals, network routers and switches, self-service terminals (including automatic teller machines), PBX switching equipment, cellular digital switching equipment, industrial electrical controls and medical electronic equipment. Substantially all of the Company's business is contract manufacture of cable assemblies and wire harnesses. By integrating its design and engineering capabilities with its customers' product development activities, the Company customizes its products to satisfy its customers' particular needs in a price-competitive manner.

  Consistent with its marketing strategy, a substantial portion of the Company's products are sold to a limited number of customers. The Company's strategy is to focus on industry leaders in the computer, telecommunications and networking markets with whom it can develop mutually beneficial relationships. The Company continuously seeks to expand the number of products it supplies to existing customers, as well as to develop similar relationships with selected new OEM customers within its targeted markets. Because of the complexity of these relationships, sales cycles can be extremely long, sometimes taking 18 months or more to develop. The Company's operating results can fluctuate significantly both annually and quarterly because of customers' product life cycles and new product introductions by new and existing customers.

  In addition to its domestic facilities, the Company operates facilities located in Guadalajara, Mexico (the "Guadalajara Facility"). The functional currency of the Guadalajara Facility is the U.S. dollar. All sales and receivables, over 90% of raw material purchases, all cash equivalents and all borrowings are denominated in U.S. dollars. However, certain costs, including the majority of labor and factory overhead costs, are denominated in Mexican pesos. As a result, fluctuations in the peso to U.S. dollar exchange rate directly affect the Company's results of operations. In addition, future regulatory changes in Mexico could also affect the Company's operating results, including mandatory increases in the minimum wage of 10% scheduled for December 1997 and an additional 10% scheduled for April 1998.

  The Company's gross margins are mainly impacted by new customer and new product start-up costs, raw material acquisition costs, product mix and manufacturing productivity. New customer and product start-up costs which are typically incurred prior to the recognition of associated revenue, include engineering costs related to product and process development, manufacture and approval of prototypes and training of production employees.

  The following table presents, as a percentage of net sales, certain selected consolidated financial data for each of the three fiscal years completed September 30, 1994, 1995 and 1996, and for the nine months ended June 30, 1996 and 1997:

                                        PERCENTAGE OF NET SALES
                               ----------------------------------------------
                                                               NINE MONTHS
                               YEARS ENDED SEPTEMBER 30,     ENDED JUNE 30,
                               ----------------------------  ----------------
                                 1994      1995      1996     1996     1997
                               --------  --------  --------  -------  -------
Net sales....................     100.0%    100.0%    100.0%   100.0%   100.0%
Cost of sales................      83.1      84.3      82.8     84.1     79.5
                               --------  --------  --------  -------  -------
Gross profit.................      16.9      15.7      17.2     15.9     20.5
Selling, general and
 administrative expenses.....      13.9      10.2       9.1      9.1      9.5(a)
                               --------  --------  --------  -------  -------
Income from operations.......       3.0       5.5       8.1      6.8     11.0
Other income (expense).......      (1.0)     (1.8)     (1.3)    (1.3)    (0.5)
                               --------  --------  --------  -------  -------
Income before income taxes,
 minority interest and change
 in accounting principle.....       2.0%      3.7%      6.8%     5.5%    10.5%
                               ========  ========  ========  =======  =======

--------
  (a) Includes a $743,000 (0.9%) charge related to the merger with Denron.

RESULTS OF OPERATIONS

  The Company's current and historical results reflect its acquisition of Denron through a pooling of interests transaction on June 4, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Denron Merger."

 Comparison of the Nine Month Period Ended June 30, 1997 with the Nine Month Period Ended June 30, 1996

  Net sales for the nine month period ended June 30, 1997 increased $23,760,000, or 38.4% compared to the same period one year earlier. The net sales increase for the nine month period was primarily the result of internal sales growth through increased volumes with existing customers.

  Gross profit increased $7,755,000, or 78.8%, to $17,596,000 for the nine month period when compared to the corresponding period one year earlier. Gross profit as a percentage of net sales increased to 20.5% from 15.9%, for the nine month period compared to the same period one year earlier. The increase in gross margin as a percentage of net sales for the nine month period was primarily the result of a favorable product mix, decreased raw material costs related to the Company's ability to acquire materials at lower prices because of increased purchase volumes and the greater absorption of fixed costs because of greater sales volumes. The ability to acquire materials at lower prices is attributable to higher volume purchase discounts.

  Selling, general and administrative ("SG & A") expenses increased $2,464,000, or 43.7%, for the nine month period, compared to the same period one year earlier. As a percent of net sales, SG & A expenses increased to 9.5% from 9.1% for the nine month period compared to the same period one year earlier. Before the $743,000 charge for costs related to the merger with Denron, the current period SG & A expenses percentage was 8.6%. In addition to the charge for costs related to the merger, the SG & A expenses increase was attributable to the compensation expense necessary to support the Company's growth and to commissions paid on the sale of certain of the Company's products.

  The Company's effective tax rate for the nine month period remained at 40%.

  Net earnings increased $3,946,000, or 260%, to $5,464,000, compared to the same period one year earlier. The net earnings increase during the nine month period was primarily due to the increased sales and margins as discussed above.

  Earnings per share increased to $0.73 from $0.25 for the nine month period, compared to the same period one year earlier. Earnings per share for the period was negatively affected by $0.06 for the $743,000 charge for costs related to the merger with Denron.

 Comparison of Fiscal Year 1996 with Fiscal Year 1995

  Net sales for fiscal 1996 increased by $31,474,000, or 58.2%, as compared to fiscal 1995. This increase came from three sources: the inclusion of net sales of Electronica Pantera, S.A. de C.V. ("Pantera") for the full fiscal year; sales to new OEM customers; and increased sales to certain existing customers. Pantera's net sales for the twelve months were $12,675,000 higher than its five months' 1995 sales. Sales to new customers including those at Pantera totaled $10,790,000.

  Gross profit increased by $6,215,000, or 73.2%, in fiscal 1996 as compared to fiscal 1995. As a percentage of net sales, gross profit increased from 15.7% to 17.2%. The increased gross margin was primarily due to decreased raw material costs related to the Company's ability to obtain larger volume discounts on raw material purchases and increased overhead absorption as a result of increased sales volume, offset in part by slightly lower unit selling prices in 1996 compared to 1995 resulting from volume-based price decreases to certain customers.

  SG & A expenses for fiscal 1996 increased $2,294,000, or 41.6%, as compared to fiscal 1995, primarily as a result of the inclusion of Pantera for a full fiscal year, increased amortization expense and increased compensation expense.

  Interest expense for fiscal 1996 increased by $44,000, or 5.3%, as compared to fiscal 1995. The increase was associated with slightly higher borrowing levels and increased borrowing rates through the Company's Initial Public Offering. After that date, the Company paid down its short-term borrowings.

  Other expense increased primarily due to foreign currency losses in 1996 as compared to gains in 1995 offset by the absence of debt conversion expense incurred in 1995.

  The effective income tax rate for fiscal 1996 was 39.1% as compared to 43.3% in fiscal 1995. The decrease in the effective income tax rate was primarily due to greater pre-tax income which decreased the impact on the tax rate of the non-deductible amortization of intangible assets and the absence of non-deductible debt conversion expense incurred in 1995.

  Net income for fiscal 1996 increased $2,147,000, or 229.4%, to $3,083,000 as compared to fiscal 1995 net income of $936,000. Net income increased during the year mainly because of increased sales and gross margins as discussed above.

  Fiscal 1996 and 1995 net income was reduced by $423,000 and $199,000, respectively, for the minority interest in Pantera, which was acquired by the Company in connection with its Initial Public Offering. In addition to cumulative dividends declared in 1996 and 1995 of $140,000 and $240,000, the Company declared a participating Preferred Stock dividend in the amount of $36,000 in 1995.

 Comparison of Fiscal Year 1995 with Fiscal Year 1994

  Net sales for fiscal 1995 increased by $12,624,000, or 30.5%, as compared to fiscal 1994. This increase was from three sources: the inclusion of net sales of Pantera since May 1995; sales to new OEM customers; and increased sales to certain existing customers. The consolidation of five months of Pantera's net sales accounted for $5,243,000 of the increased sales. Sales to new customers totaled $2,762,000 and net sales increased to existing customers by $4,619,000.

  Gross profit increased by $1,500,000, or 21.5%, in fiscal 1995 as compared to fiscal 1994. As a percentage of net sales, gross profit decreased from 16.9% to 15.7%. The reduced gross margin was mainly related to the costs associated with the Company's decision to discontinue doing business with certain customers and to focus its strategy on targeted customers.

  SG & A expenses for fiscal 1995 decreased $235,000, or 4.1%, as compared to fiscal 1994, primarily as a result of the reduction of compensation expenses at the San Jose Facility.

  Interest expense for fiscal 1995 increased by $427,000, or 106.8% as compared to fiscal 1994. Financing associated with the Pantera acquisition as well as interest incurred by Pantera on its working capital loans were responsible for $200,000 of the increase. The remainder of the increase was associated with slightly higher borrowing levels and increased borrowing rates. Other expense increased primarily because the Company recognized a non-recurring, non-cash expense of $165,000 associated with the conversion of the Company's Series A debentures in fiscal 1995 into shares of the Common Stock, offset by $129,000 of foreign currency gains.

  The effective income tax rate for fiscal 1995 was 43.3% as compared to 43.7% in fiscal 1994.

  Fiscal 1995 net income was reduced by $199,000 for the minority interest in Pantera, which was acquired by the Company in connection with its Initial Public Offering. In addition to cumulative dividends declared in 1995, the Company declared a participating Preferred Stock dividend in the amount of $36,000. There was no such participating dividend declared in fiscal 1994.

QUARTERLY RESULTS

  The following table presents certain unaudited consolidated quarterly financial information for the fourth quarter of fiscal 1995, fiscal 1996 and the first three quarters of fiscal 1997. In the opinion of the Company's management, this information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the unaudited quarterly results set forth herein. Operating results for any quarter are not necessarily indicative of results for any future period or for a full fiscal year.

                                                     THREE MONTHS ENDED
                          ------------------------------------------------------------------------------
                          SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,
                            1995      1995      1996      1996      1996      1996      1997      1997
                          --------- --------  --------  --------  --------- --------  --------  --------
                                                       (IN THOUSANDS)
Net sales...............   $16,745  $19,213   $20,800   $21,869    $23,634  $26,721   $30,160   $28,761
Cost of sales...........    14,166   16,186    18,161    17,694     18,769   21,684    24,144    22,218
                           -------  -------   -------   -------    -------  -------   -------   -------
Gross profit............     2,579    3,027     2,639     4,175      4,865    5,037     6,016     6,543
Selling, general and
 administrative
 expenses...............     1,676    1,758     1,804     2,076      2,168    2,280     2,566     3,256(a)
                           -------  -------   -------   -------    -------  -------   -------   -------
Income from operations..       903    1,269       835     2,099      2,697    2,757     3,450     3,287
Interest expense, net...       263      266       282       195        140      110       146       195
Other income (expense)..      (140)     (81)      --         30       (208)     299       (50)     (186)
                           -------  -------   -------   -------    -------  -------   -------   -------
Income before income
 taxes, minority
 interest and change in
 accounting principle...   $   500  $   922   $   553   $ 1,934    $ 2,349  $ 2,946   $ 3,254   $ 2,906
                           =======  =======   =======   =======    =======  =======   =======   =======
                                                   PERCENTAGE OF NET SALES
                          ------------------------------------------------------------------------------
Net sales...............     100.0%   100.0%    100.0%    100.0%     100.0%   100.0%    100.0%    100.0%
Cost of sales...........      84.6     84.2      87.3      80.9       79.4     81.2      80.1      77.3
                           -------  -------   -------   -------    -------  -------   -------   -------
Gross profit............      15.4     15.8      12.7      19.1       20.6     18.8      19.9      22.7
Selling, general and
 administrative
 expenses...............      10.0      9.2       8.7       9.5        9.2      8.5       8.5      11.3(a)
                           -------  -------   -------   -------    -------  -------   -------   -------
Income from operations..       5.4      6.6       4.0       9.6       11.4     10.3      11.4      11.4
Interest expense, net...       1.6      1.4       1.4       0.9        0.6      0.4       0.5       0.7
Other income (expense)..      (0.8)    (0.4)      0.0       0.1       (0.9)     1.1      (0.2)     (0.6)
                           -------  -------   -------   -------    -------  -------   -------   -------
Income before income
 taxes, minority
 interest and change in
 accounting principle...       3.0%     4.8%      2.6%      8.8%       9.9%    11.0%     10.7%     10.1%
                           =======  =======   =======   =======    =======  =======   =======   =======

--------
(a) Includes a $743,000 charge related to the merger with Denron.

  The Company's quarterly and annual operating results have fluctuated significantly in the past and may fluctuate significantly in the future, depending upon a variety of factors. See "Risk Factors--Variability of Quarterly Results."

LIQUIDITY AND CAPITAL RESOURCES

  Operating activities during the nine months of fiscal 1997 provided cash in the amount of $2,094,000, primarily attributable to net income and depreciation which offset increases in accounts receivable and inventory, as compared to cash used in the amount of $281,000 during the same period one year earlier. Net cash provided from operating activities during 1996 and 1995 was $138,000 and $1,894,000, respectively. The cash provided during 1996 was from net income, depreciation and increases in accounts payable and accrued expenses which exceeded cash utilized to finance increases in accounts receivable and inventory, as a result of increased sales growth. The cash generated in 1995 was largely the result of net income and management of working capital components.

  Working capital at June 30, 1997 was $14,322,000, an increase of $4,116,000 from September 30, 1996. Working capital was $10,206,000 at September 30, 1996, an increase of $10,042,000 from September 30, 1995.

The increase in working capital was primarily the result of net proceeds from the Company's Initial Public Offering, as well as accounts receivable and inventory growth in response to current sales levels and inventory growth in anticipation of future sales.

  During the nine month period ending June 30, 1997, the Company had capital expenditures of $2,593,000, comprised mainly of production equipment. During fiscal 1996, the Company expended $2,731,000 for capital expenditures.

  Financing activities utilized cash in the amount of $4,895,000 to pay down short-term debt and $1,185,000 to pay down long-term debt in fiscal 1996. The Company paid $600,000 in dividends on its preferred stock in fiscal 1996. As a result of the Company's Initial Public Offering, outstanding preferred stock was in part converted into common stock (232,635 shares) and in part redeemed (for $1,937,000 in cash) in April 1996. See "Initial Public Offering."

 Credit Facilities

  In May 1997, the Company entered into a new bank revolving line of credit which permits the Company to draw up to $20,000,000 collateralized by the Company's inventories and accounts receivable. The interest rate on the new line is the bank's prime lending rate minus .25% or, at the Company's election, a LIBOR-based rate measured on a sliding scale tied to the Company's debt to net worth ratio. The line of credit provides for advances up to the lesser of $20,000,000 or 90% of the Company's qualified accounts receivable plus 80% of raw materials and finished goods inventory. The line of credit provides certain restrictions with regard to acquisitions, mergers, dissolution, capital expenditures and the incurrence of additional indebtedness; and prohibits loans to or investments in other entities or persons. At June 30, 1997, the Company was in compliance with all loan covenants. The line of credit may be terminated on demand. As of June 30, 1997, borrowings under this line of credit facility amounted to $2,001,000 against an availability of $16,007,000 at an interest rate of 8.25%.

  The Company's San Jose Facility also has a bank revolving line of credit to permit the Company to draw up to $2,000,000 collateralized by the San Jose Facility's inventories and accounts receivable. The line of credit bears interest at the bank's prime lending rate plus .75%. The line of credit provides for advances up to a percentage of (i) eligible accounts receivable at 75% plus (ii) raw material inventory; provides for the maintenance of various financial ratios; provides certain restrictions with regard to acquisitions, mergers, dissolution, and the incurrence of additional indebtedness; and prohibits payment of dividends and loans to or investments in other entities or persons. At June 30, 1997, the Company was in compliance with all loan covenants. The line of credit expired July 31, 1997. As of June 30, 1997, borrowings under this line of credit facility amounted to $1,321,000 against an availability of $2,000,000 at an interest rate of 9.25%.

  The Company believes that after the application of the net proceeds from this offering, its cash flow from operations, current short-term investments and credit facilities will be sufficient to satisfy its working capital requirements and capital expenditure needs over at least the next twelve months. The Company expects to spend approximately $3,500,000 on capital expenditures during fiscal 1998. However, depending on its rate of growth, profitability and potential acquisition activity, the Company may require additional equity or debt financing to meet its working capital requirements, capital expenditure, additional manufacturing capacity or acquisition needs.

 Initial Public Offering

  On April 30, 1996, the Company completed its Initial Public Offering of 2,100,000 shares, of which 1,876,800 shares were sold by the Company. The Company's underwriters exercised their over-allotment option to purchase an additional 315,000 shares of Common Stock on May 30, 1996. Net proceeds to the Company from the Initial Public Offering were approximately $14,000,000 after deducting the associated underwriting discount and expenses of the offering. The net proceeds were used to acquire the remaining 40% of Pantera for $3,400,000, to reduce the Company's debt in an amount of approximately $8,100,000 and to pay dividends on and redeem the Company's preferred stock in an amount of approximately $2,500,000.

  Also in connection with the closing of the offering, 104,244 shares of Common Stock were issued upon conversion of the Company's Series B Debentures and 232,635 shares of Common Stock were issued in exchange for the Class A preferred shares not redeemed at the time of the offering.

 Denron Merger

  On June 4, 1997, the Company completed a merger with Denron by exchanging 791,170 shares of Common Stock for all of the outstanding common stock of Denron. The merger has been accounted for as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of the operations, financial position and cash flows of Denron as though it had always been a part of the Company.

  Prior to the merger, Denron's fiscal year ended on March 31. In recording the merger, Denron's March 31, 1995 and prior years' financial statements have been combined with the Company's September 30, 1995 and prior years' financial statements. Denron's 1996 financial information has been restated to a year ended September 30, 1996, to conform with the Company's fiscal year end. As a result, Denron's results of operations for the six months from April 1 through September 30, 1995 have been included as an adjustment to the Company's opening retained earnings as of October 1, 1995 (the beginning of fiscal
1996).

  There were no transactions between the Company and Denron prior to the merger, and immaterial adjustments were recorded to conform Denron's accounting policies.

  In connection with the merger in the third quarter, the Company recorded a charge to operating expenses of $743,000 for direct costs pertaining to the merger transaction. Merger transaction costs consisted primarily of fees for investment bankers, attorneys, accountants, financial printing and related charges.

 Inflation

  The Company does not believe that inflation had a significant impact on its results of operations during the last three fiscal years.

 New Accounting Pronouncements

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). SFAS 123 defines a fair value based method of accounting for stock options or other similar equity instruments. Companies must either adopt this new method or disclose the pro forma income statement effects in their financial statements. This statement is effective for the Company's fiscal year ending September 30, 1997. The Company intends to elect to disclose the pro forma income statement effects of SFAS 123; therefore, SFAS 123 will not affect the Company's financial position or results of operations.

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" (SFAS 128), which establishes new standards for computing and presenting earnings per share ("EPS"). SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with a complex capital structure. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997 and earlier adoption is not permitted. EPS included in the accompanying financial information is computed in accordance with APB Opinion No. 15, "Earnings Per Share." Had the provisions of SFAS 128 been effective for the periods presented, the Company's basic EPS and diluted EPS on a pro forma basis would be as follows:

                                                                   NINE MONTHS
                                   YEARS ENDED SEPTEMBER 30,     ENDED JUNE 30,
                                 ------------------------------- ---------------
                                 1992   1993   1994  1995  1996   1996    1997
                                 ----- ------  ----- ----- ----- ------- -------
Basic EPS....................... $0.01 ($0.01) $0.02 $0.15 $0.51 $  0.27 $  0.80
Diluted EPS..................... $0.01 ($0.01) $0.02 $0.15 $0.48 $  0.25 $  0.73

 Subsequent Events

  On August 20, 1997, the Company acquired certain assets from Corma for approximately $2,000,000 in cash. The Company had previously announced a manufacturing services agreement with Corma to manufacture products to support the Company's customers in Europe including Interbold, the joint venture between IBM and Diebold for ATMs in the European market.

  On September 2, 1997, the Company announced that based on its then-current shipment rates, it expected revenues and net income per share for the Company's fourth fiscal quarter ending September 30, 1997 to be lower than the then-current consensus analysts' estimates of approximately $31,000,000 in revenue and net income of $0.31 per share. The Company attributed these anticipated results to a continuation of seasonal slowness in July and early August and the timing of new product introductions with several major customers. See "Risk Factors--Variability of Quarterly Results."

                                   BUSINESS

INTRODUCTION

  The business of the Company was started in Lewisburg, Pennsylvania by Jay P. Mathias in 1949 as a contract supplier of cable assemblies and wire harnesses for the home entertainment industry. With the development and growth of the electronics industry, the Company strategically positioned itself as an independent manufacturer of cable assemblies and wire harnesses for original equipment manufacturers ("OEMs") in the computer, networking and telecommunication sectors of the global electronics industry. In response to OEMs' increasing requirements for local support and worldwide sourcing of cable assemblies and wire harnesses, the Company has broadened its manufacturing capabilities through the expansion of existing facilities and acquisitions. Today, the Company provides domestic and international distribution, manufacturing and local engineering and design service to targeted OEMs through its seven ISO-certified facilities located in the United States, Mexico and Europe. The Company provides additional support for its customer base in Asia through manufacturing services arrangements with companies in Taiwan providing the Company with multiple points of delivery in the Far East, including the People's Republic of China.

  The Company's opportunities for growth in the cable assembly and wire harness industry are primarily driven by: (i) supplier consolidation led by large multi-national OEMs; (ii) global expansion of the computer, networking and telecommunications industries accompanied by accelerated product development cycles; and (iii) continued worldwide outsourcing by large multi-national OEMs. The Company has positioned itself to participate in the growth of the cable assembly and wire harness industry and continually seeks opportunities to expand its worldwide manufacturing and support organization through domestic and international strategic acquisitions and affiliations and the construction of new facilities. As part of its strategy to provide global support to its customers and to capitalize on consolidation trends within the highly fragmented cable assembly and wire harness industry, the Company has completed three acquisitions since 1995 and has expanded its domestic operations.

  In May 1995, the Company acquired a 60% interest in Pantera, located in Guadalajara, Mexico and in April 1996 acquired the remaining 40% interest in conjunction with the Company's Initial Public Offering. The acquisition expanded the Company's North American production facilities and provided the Company with low-cost, high-quality manufacturing capabilities which enabled the Company to further penetrate its targeted markets. The acquisition expanded the Company's relationship with IBM and added new customers, including Hewlett-Packard Company ("Hewlett-Packard") and Texas Instruments Inc.

  In October 1996, the Company opened a 60,000 square foot facility in Beaver Springs, Pennsylvania (the "Beaver Springs Facility") to support the growing manufacturing requirements of the Company's existing customers and to provide additional manufacturing capacity for new customers.

  In June 1997, the Company acquired Denron, a manufacturer of cable assemblies and wire harnesses in San Jose, California. The acquisition expanded the Company's relationship with Hewlett-Packard and added new customers, including 3Com Corporation ("3Com") and Bay Networks Inc. ("Bay Networks"). As a result of the Denron acquisition, the Company obtained local manufacturing, prototype and design capabilities on the West Coast and manufacturing services arrangements with companies in Taiwan providing the Company with additional low-cost manufacturing capacity and with multiple delivery points in the Far East, including the People's Republic of China.

  In August 1997, the Company acquired manufacturing facilities in Bor, Czech Republic and a related sales, engineering and distribution facility in Leuchtenberg, Germany from Corma. The acquisition of the Bor Facility and the Leuchtenberg Facility provides the Company with additional, low-cost, high quality, ISO-certified facilities to meet the international demands of the Company's domestic customers and positions the Company to further expand its relationships with domestic and European customers.

INDUSTRY OVERVIEW

  Cable assemblies and wire harnesses connect electronic devices to each other and to related equipment or power sources. These products are assembled from bulk, coaxial, fiber optic or other cables and discrete wire that are attached to one or more electronic connectors. Cable assemblies and wire harnesses are found in a broad range of electronic products, including computers and computer peripherals, network routers and switches, self-service terminals (including automatic teller machines), PBX switching equipment, cellular digital switching equipment, industrial electrical controls and medical electronic equipment. Based on available industry data, the Company believes that the total addressable market for cable assemblies and wire harnesses in the sectors in which the Company competes was approximately $7.0 billion worldwide and $3.5 billion in North America in 1996, both of which are expected to grow by approximately 9.5% annually.

  Growth in the cable assembly and wire harness industry was initially fueled by large OEMs outsourcing the manufacture of cable assemblies and wire harnesses required to complete their products. Continued growth in cable assembly and wire harness manufacturing opportunities is the result of the following trends:

  . Consolidation of Suppliers. The cable assembly and wire harness industry is highly fragmented, with over 2,300 suppliers worldwide and 900 suppliers in North America. OEMs increasingly seek to establish closer relationships with key suppliers and are consolidating their purchases into fewer, more capable suppliers with compatible strategies and objectives. To deliver maximum value to an OEM, a supplier must provide low total acquisition costs while maintaining sufficient capacity, quality, technological capability, product variety, systems support, financial strength and worldwide sourcing to meet the OEM's expanding requirements. Consolidation of suppliers can lower unit costs for both the OEM and the supplier by permitting them to leverage larger purchase volumes.

  . Accelerated Product Development. The demand for electronic products has grown substantially in recent years with the proliferation of computers for network and multimedia applications, expanding use of telecommunications products such as cellular telephones and increased use of electronic components. Moreover, rapid advances in technology have greatly accelerated the pace of product development, particularly in the telecommunications and computer industries, resulting in shorter product life cycles accompanied by correspondingly shorter product development cycles. OEMs increasingly depend on suppliers to participate in the design process in order to introduce new technology, to insure design manufacturability and to facilitate rapid time to market demands. Utilizing the supplier at the product concept phase may also help defray internal development costs to the OEM by reducing redesign at subsequent product development stages.

  . Reduced Inventory Levels. As competition has intensified, inventory management has become a significant issue in the electronics industry due to inventory carrying costs, reduced product life cycles, space utilization constraints and the increased variety of features offered within devices. OEMs prefer suppliers who can comply with just-in-time delivery, direct shipment and bin replenishment programs, thereby further reducing the OEMs' overhead cost. Such inventory reduction efforts have reduced the purchase order lead time OEMs provide suppliers. Historically, purchase order lead times were commonly eight to ten weeks; most OEMs now place orders for delivery within 30 days and many for delivery within one week. Suppliers must adapt to these changes by reducing their own manufacturing cycles through more sophisticated materials procurement and management systems and maintaining a flexible workforce.

  . Increased Electronic Commerce. Electronic commerce capabilities can significantly reduce OEMs' transaction costs and reduce procurement process cycle times. Suppliers who have capabilities such as bar-coding, electronic data interchange ("EDI"), electronic mail and document transfer, electronic funds transfer and similar paperless systems can assist OEMs in reducing costs while further supporting a responsive and interactive relationship.

  . Importance of ISO Certification. Due to the importance of maintaining consistent manufacturing quality standards in a global economy, the International Organization for Standardization has created a quality systems model designated the ISO 9000 series. This model establishes total quality standards and documentation requirements for manufacturing, design and service companies. Consistent with their demands for high quality standards, many OEMs have adopted these standards for themselves and have begun to require that their suppliers be ISO-certified. In addition to demonstrating the commitment of both the OEM and the supplier to quality manufacturing, ISO certification can reduce the OEMs' supplier management expenses by providing objective evidence of quality assurance.

  . Increased Use of Molded Assemblies. With the development of government and industry standards requiring reductions in electromagnetic interference and radio frequency interference emissions from electronic equipment, molded cable assemblies have grown as a cost-effective alternative to stamped metal backpieces as a method for jacketing shielded connector ends. Molded cable assemblies have also evolved into a preferred method for jacketing connector ends for OEMs who need or desire greater customization for reasons of product configuration (bends, angles or dimensions) or aesthetics (color, logo or shape).

  . Adoption of Industry Standards. Although OEM-designed cable assemblies and wire harnesses continue to be characterized by a high degree of product customization, the industry trend has recently favored standard protocols, interfaces and interconnect devices. Most of these standards, which address both performance and physical configuration, are coordinated by independent industry groups. Production of cable assemblies meeting these standards requires suppliers with sophisticated technological capabilities who also can produce quality cable assemblies in a cost-effective manner.

STRATEGY

  The Company's objective is to become the preferred global supplier for cable assemblies and wire harnesses to leading OEMs in the computer, networking and telecommunications market sectors. Key elements of the Company's strategy to achieve this objective are:

  Focus on Customer Service. The Company's efforts are focused on identifying and satisfying customer needs and supporting the customer relationship on an ongoing basis. The Company seeks to develop extensive working relationships with its customers through internal customer focus teams comprised of sales, quality assurance, engineering, purchasing and manufacturing personnel and customer service specialists working collectively to focus on customer satisfaction. To strengthen its market penetration and customer relationships in key geographic regions, the Company establishes customer support teams at the customer's site, consisting of sales personnel, design engineers and production planners. These teams enable the Company to assist customers in the design and redesign of cable assemblies and wire harnesses, thereby reinforcing the Company's responsiveness to and support for those customers. In addition, the Company offers its customers several value-added services and features, which reduce customers' total acquisition costs or improve their operations, including bar-coding, EDI, direct shipment of cable assemblies to customer installation sites, packaging of assemblies in order of use (sequence packaging), and ship-to-stock and just-in-time inventory support. The Company believes that its high level of customer service helps to expand its relationship with its existing customers and attract new customers. The Company has received numerous awards from its customers for its product quality and customer service.

  Enhance Current OEM Relationships. The Company's strategy is to expand its relationships with existing customers and become their primary supplier of cable assemblies and wire harnesses on a global basis. The Company has been able to expand its relationships with existing OEM customers by manufacturing a broad range of products, providing extensive support services such as design and engineering capabilities, both internally and at the customers' locations, and by maintaining flexible manufacturing and distribution capabilities that allow it to deliver product to its customers on a global basis with the same quality and service they receive domestically.

  Target Selected New OEM Relationships. The Company seeks to develop new long-term relationships with large and mid-sized OEMs in its target industry sectors that are market and technology leaders with significant product growth potential. In developing such relationships, the Company conducts extensive research regarding the prospective customers' organizations and seeks to establish substantive contacts at multiple levels within those organizations. The Company recently qualified as an approved supplier to, and received purchase orders from, several new customers, including Alcatel Alsthom CGE, SA ("Alcatel"), Siemens Business Communication Systems, Inc. ("Siemens"), Solectron Corporation ("Solectron"), 3M and Qualcomm Incorporated ("Qualcomm").

  Expand Domestically and Internationally. The Company continually seeks opportunities to expand its worldwide manufacturing and local support organization to meet the growing demand generated from both the Company's existing international OEM customer base and new customers. The Company seeks to expand its operations through both domestic and international strategic acquisitions and affiliations and the construction of new facilities. During the past 18 months, the Company has increased its domestic and international presence through the addition of a 60,000 square foot manufacturing facility in Beaver Springs, Pennsylvania and through the acquisitions of the Guadalajara, San Jose, Bor and Leuchtenberg Facilities.

  Capitalize on Independence. The Company works closely with but is independent of all of its suppliers of connector and cable components. As a result, the Company can impartially select components integrated into its products to satisfy more precisely and cost-effectively a customer's demands or requirements. In contrast, several of the Company's competitors are owned by or strategically allied with connector or cable manufacturers.

  Emphasize Continuous Quality Improvements. The Company is committed to quality planning, assurance and improvement throughout its operations, including manufacturing and administrative systems, as illustrated by the ISO 9000 certification at each of its manufacturing facilities. Such certification provides the Company's current and prospective customers with confidence that the quality assurance systems utilized in the Company's manufacturing and related operations satisfy specified minimum standards, and customers have begun to require that their suppliers be so certified. The Company has expanded its quality assurance systems beyond the ISO 9000 requirements, including increased application of statistical process control techniques.

  Increase Automation. The Company introduces automation into as many of the key production areas as possible to increase productivity, shorten manufacturing times, improve safety and increase product and process reliability. In addition to automating processes typically performed manually, the Company also utilizes existing technology to generate competitive advantages. Recent automation and technology improvements include a low temperature, low pressure premold process and a composite material mold die, both of which reduce tooling costs and improve design and development cycle time.

PRODUCTS AND APPLICATIONS

  The Company designs and manufactures a broad range of customized cable assemblies and wire harnesses which transfer power or transmit voice, data or video within the OEMs' equipment or to external connections. Using a wide range of basic wire, cable and connectors manufactured by a variety of suppliers, the Company adapts common designs and applied technologies to customize these assemblies to meet the customers' needs. The Company seeks to create an interactive program of product development and service with each customer by adapting its custom solutions to technological advances and customer needs by integrating its design and engineering capabilities with the customer's product development cycles.

  The products manufactured by the Company for external applications (i.e., to connect OEM devices to each other or to power sources) are cable assemblies that are used in a wide variety of applications for both power supply and data transmission. Copper and fiber optic data cable assemblies may be used to interconnect two or more electronic products with multiple functional capabilities, such as a computer and computer peripherals (e.g., printers, storage devices, servers or video display equipment) or they may be used to transmit voice and data in diverse telecommunications applications, including digital PBX transmissions and ATM banking transactions.

  The products manufactured by the Company for internal applications (i.e., within the OEMs' equipment) are primarily wire harnesses, which are multiple branch, multiple interconnect assemblies manufactured for installation into specific channels or along the interior edges of the equipment cabinets for distribution of both power and data. Other internal products include flat ribbon cable assemblies, such as small computer systems interface, twisted pair-to-flat, round-to-flat and high speed transmission assemblies, specialty coaxial cable assemblies, other twisted pair assemblies and electromechanical subassemblies incorporating printed circuit boards, fans, solenoids, switches, power supplies or similar components into harnesses and cables.

  The following chart sets forth the principal categories of products manufactured by the Company and their principal applications:


          PRODUCT CATEGORY                     PRINCIPAL APPLICATIONS
          ----------------                     ----------------------
   Molded Cable Assemblies. Cable   Mainframe and mid-range computers,
   assemblies featuring custom      workstations, personal computers, servers,
   die-formed plastic over cable    network routers and switches, self-service
   connector ends, which provides   terminals, PBX switching equipment and
   advantages of durability,        industrial electrical controls
   customization and aesthetics
-------------------------------------------------------------------------------
   Bulk Cable Assemblies. Cable     Mainframe and mid-range computers,
   assemblies consisting of         workstations, personal computers, servers,
   multiple combinations of wire    self-service terminals, PBX switching
   types and gauges with metal or   equipment, industrial electrical controls,
   plastic connector housings that  network routers and switches are primarily used to transmit
   power and data between multiple
   pieces of equipment
-------------------------------------------------------------------------------
   Wire Harnesses. Multiple         Mainframe and mid-range computers, servers,
   branch, multiple interconnect    self-service terminals, PBX switching
   assemblies for distribution of   equipment, industrial electrical controls,
   power and data within customer   medical centrifuges and medical analytical
   equipment                        equipment
-------------------------------------------------------------------------------
   Flat Ribbon Cable                Printers, disk drives, mainframe and mid-
   Assemblies. Cable assemblies     range computers, workstations, personal
   characterized by individual      computers, servers, industrial electrical
   conductors bonded in a side-by-  controls, medical analytical equipment,
   side arrangement, specifically   network routers and switches
   designed for applications where
   flexibility and space
   constraints are critical
-------------------------------------------------------------------------------
   Coaxial Cable                    Mainframe and mid-range computers,
   Assemblies. Discrete or          workstations, servers, PBX switching
   bundled, the individual cables   equipment, wireless telecommunications
   are characterized by a center    switching systems
   conductor encased within a
   dieletric and surrounded by an
   overall shield and jacket
-------------------------------------------------------------------------------
   Electromechanical                Integration into specific OEM end products
   Subassemblies. Turn-key, or      such as printed circuit board manufacturing
   contract, manufacturing in       equipment, self-service terminals, security
   which finished cable assemblies  systems, medical analytical equipment produced by the Company are
   combined with metal, plastic,
   electrical and electronic
   components to make a more
   complex assembly
-------------------------------------------------------------------------------
   Fiber Optic Cable                Mainframe computers, wireless
   Assemblies. Combinations of      telecommunications, switching systems,
   cable and specialized            network installations
   connectors that carry pulses of
   light, rather than electrical
   current, to deliver data,
   thereby offering the advantages
   of greater speed and security,
   lighter weight, higher capacity
   and better signal integrity

SALES AND MARKETING

  The Company's efforts are focused on identifying and satisfying customer needs and supporting the customer relationship on an ongoing basis. The Company seeks to develop extensive working relationships with its customers through internal customer focus teams comprised of sales, quality assurance, engineering, purchasing and manufacturing personnel and customer service specialists working collectively to focus on customer satisfaction. To strengthen its market penetration and customer relationships in key geographic regions, the Company establishes customer support teams at the customer's site, consisting of sales personnel, design engineers and production planners. These teams enable the Company to assist customers in the design and redesign of cable assemblies and wire harnesses, thereby reinforcing the Company's responsiveness to and support for those customers.

  The Company's sales cycle with respect to new customers normally is an extended process pursuant to which the OEM qualifies the Company as a supplier. This progressive process typically involves exchanges of information through written surveys, presentations, site visits, formal audits, sample quotations and first piece builds. At the same time, the Company conducts extensive research regarding the OEM's organization and seeks to establish contacts at multiple levels within that organization. This cycle can take 18 months or more from the initial contact to the first production order. The Company recently qualified as an approved supplier to, and received purchase orders from, several new customers, including Alcatel, Qualcomm, Siemens, Solectron and 3M. For existing customers, the Company seeks to expand its sales through multi-level relationships with design engineers and other decision-makers within the OEMs' organization.

  The Company's sales and marketing program is organized to enhance the Company's approach with respect to new and existing OEM customers. The sales and marketing effort directed at new customers is managed by the Company's Vice President of Marketing and Sales. Under his direction, the Company employs five sales executives responsible for the Midwestern, Northeastern, Southeastern, Southwestern and European territories. The sales and marketing organization is supported by customer service specialists, design engineers who promote and support concurrent engineering at customers' sites, as well as a marketing manager for providing research and strategic information to the team. Established accounts are managed by customer service specialists and design engineers within the Company's manufacturing operations.

  During the nine months ended June 30, 1997, sales to Diebold, Nortel and IBM accounted for 17%, 16% and 14% of total sales of the Company, respectively. During the fiscal year ended September 30, 1996, sales of the Company's products to Diebold and IBM represented 18% and 15%, respectively, of the Company's total sales. In addition, sales to the Company's six largest customers represented 51% of total sales in fiscal 1996 and 68% of total sales in the nine months ended June 30, 1997. The Company often sells its products to multiple divisions, product groups and geographic locations within each of its major customers, where purchasing decisions generally are made by multiple personnel within each such division or group. Suppliers generally must first be selected or approved by the customers, usually by a corporate commodity team charged with the responsibility of locating and qualifying the fewest suppliers who meet specified overall purchasing objectives. For example, one customer has a corporate purchasing organization that qualifies suppliers and components, negotiates corporate contracts and coordinates forecasts. However, the responsibility for placing and scheduling orders, evaluating supplier quality and delivery performance and coordinating shipments is maintained at the thirteen customer sites worldwide. The Company believes that the industry trend within larger OEMs toward consolidating suppliers has complemented the Company's customer relationship strategy and that the increased decision-making autonomy of local operations of large customers heightens the importance of an integrated and responsive relationship with multiple buyers within a single organization.

  The following chart sets forth representative customers in the computer, networking and telecommunications sectors:

     COMPUTER                     NETWORKING                 TELECOMMUNICATIONS
------------------              --------------               ------------------
Compaq Computer Corporation     Bay Networks, Inc.           Cellnet Data
                                                             Systems, Inc.



Diebold, Incorporated           Cisco Systems, Inc.          Harris
                                                             Corporation



Hewlett-Packard Company         Network Equipment
                                Technologies, Inc.


International Business           Symbios Logic, Inc.         Lucent
Machines Corporation                                         Technologies Inc.



NCR Corporation                 3Com Corporation             Northern Telecom
                                                             Limited

Unisys Corporation

MANUFACTURING

  The Company manufactures substantially all of its products on a build-to-order basis and to the forecasts of its customers. The Company operates manufacturing facilities in Lewisburg and Beaver Springs, Pennsylvania; Winnsboro, South Carolina; San Jose, California; Guadalajara, Mexico; and Bor, Czech Republic and has manufacturing services arrangements with companies in Taipei, Taiwan and in the People's Republic of China. Each of the Company's manufacturing facilities is capable of producing the full range of the Company's products.

  Concurrent Engineering. The Company maintains rapid prototype capabilities at each of its plants for designing and developing customized products for its customers. Each prototype team works with blueprints, sketches, red-lined drawings or sample cables to create a fully-documented, finished assembly for installation in customer prototypes or test units. This capability provides the customer with an integrated design/development cycle whereby the Company furnishes on-site design engineering including component selection and prototype manufacturing capabilities resulting in shorter development cycles and faster time-to-market requirements. The Company's engineering staff is also responsible for specifying or designing and ordering any tooling or special fixturing that is required for production of new cable assemblies or wire harnesses. Much of the custom tooling, including mold dies, is designed and built by the Company's own machine shop, which features CAD tool design capabilities, computer-numerically-controlled boring and milling, multiple lathes, electro-discharge machine tool finishing capability, computer-controlled heat treating of tool steel and several machinists. The Company also works with its component suppliers in new product and new technology development.

  Team Production. The vast majority of the Company's products are manufactured by cross-trained, customer-focused teams working in cells or on continuous flow manufacturing lines. This team approach enhances quality, responsiveness and flexibility, permitting the Company to meet customer requirements for shorter lead times and greater scheduling flexibility. The teams support customer just-in-time inventory shipment requirements, including bin replenishment programs, and allow direct shipments to installation sites with cables packed in order of use for ease of installation. Each team prioritizes its own workload, balancing issues of set-up, economic lot sizing, operator skills availability, equipment scheduling and material availability with customer delivery requirements. Cross-training of employees is an integral feature of this team approach. All employees, including members of the production teams, receive quality skills training focusing on the benefits of statistical process control techniques that may be applied on critical processes in their respective work areas. Manufacturing engineering teams also evaluate process capabilities through statistical data analysis and capability studies.

  Quality Assurance Systems. The Company emphasizes extensive and detailed quality assurance systems throughout its operations. Each facility is Underwriters' Laboratory listed, approved by the Canadian Standards Association and ISO 9000 certified by an independent accreditation organization. ISO 9000 is part of a standard developed by the International Organization for Standardization, a worldwide federation of national standards bodies which establishes a framework for structuring and documenting operations. The Company believes that its quality assurance systems, as evidenced by the ISO 9000 certification and supported by its production team approach, provide customers further assurance as to the Company's commitment to quality processes required by the competitive market environment.

  As part of its quality assurance procedures, members of the Company's cross-trained production teams meet at least monthly to review quality data and to discuss ideas for process or product improvements. In addition, the Company tests its finished cable assemblies and wire harnesses to customer specifications. The Company also utilizes computer-controlled programmable testers for testing discrete components within wire harnesses and cable assemblies such as resistors, capacitors, diodes, transistors and lamps. For fiber optic cable, a light source and power meter are used for measuring the attenuation losses in the finished assembly. The Company's engineering staff strictly controls the process of introducing new cable assemblies into the manufacturing operations by developing production instructions and visual aids from customer prints and applicable specifications. As a result, the majority of the products sold by the Company are delivered to customers on a ship-to-stock basis or are shipped directly to the customer's job site, without further testing or inspection of the products once shipped by the Company and, therefore, with reduced product acquisition cost for the customer.

  Manufacturing Process. The Company introduces automation into as many of the production areas as possible to improve productivity, shorten manufacturing lead times, improve safety and increase product and process reliability. The Company applies automation, both in preparing wire and cable for further processing and in the actual assembly process. The Company uses automated electronic cut-and-stamp machines with attendant ink-jet printers or wire markers and wire pre-feeders to prepare small and medium discrete wire and small bulk cable for further processing. Hundreds of various presses, hand tools and applicators are used for crimping terminals onto the processed wires. The Company also utilizes computer driven lead termination machines that can combine stamping, cutting, stripping and crimping of discrete wire into a single operation. For certain specific applications, the Company designs and builds its own specialty equipment, which the Company believes provides a significant manufacturing advantage by automating processes typically performed manually. Examples of such specialty equipment include automatic cable measuring, cutting and coiling equipment for large bulk cables and specialized guillotine stripping machines and pneumatic strippers for a variety of cable types and shapes.

  The Company believes it is one of the industry leaders in the manufacture of molded cable assemblies, which feature overmolded connector ends that typically consist of a PVC jacket formed over the connector in a high pressure molding machine. The Company has developed a proprietary premold process that, unlike the traditional premolding procedure, does not require the use of molding machines. Through this process, the Company is effectively able to double its molding capacity, which the Company believes is sufficient for its current and foreseeable near-term molding needs. This premold process is performed in a low temperature and low pressure environment, thereby minimizing the risk of stress-related defects. At the same time, because the tooling necessary for the process is produced by the Company, lead times and costs are reduced.

  The Company is subject to a variety of foreign, federal, state and local laws, rules and regulations relating to, among other things, the health and safety of its work force, emissions to the air, discharge to waters and the generation, handling, storage and transportation of waste and other materials. The Company believes that it is currently in compliance in all material respects with such laws, rules and regulations.

SUPPLIERS

  Historically, the Company has purchased a significant portion of its wire, cable and connectors from a limited number of unrelated suppliers. During 1996, the Company estimates it purchased approximately 45% and 30% of its wire and cable from Nordex and Madison, respectively, and approximately 50% of its connectors from AMP. AMP competes with the Company in the supply of cable assemblies and wire harnesses. The Company believes that such materials could be purchased from several domestic and international sources, such that the Company should be able to obtain replacement sources of supply in the event of the loss of any current supplier. Although customers often require that materials produced by a particular supplier be used in manufacturing their customized products, in the event of the loss of any supplier, the Company believes that customers would be likely to qualify alternative suppliers or, if necessary, redesign their products to accommodate materials from replacement suppliers. However, no assurance can be given that the loss of a key supplier would not have a material adverse effect on the Company.

  The Company's Materials Management Council, which is comprised of the Vice President of Materials and a representative from each manufacturing facility, oversees a supplier management program that focuses on improving supplier relationships. The Company requires as a prerequisite that its suppliers satisfy value, quality and timely performance standards. The actual purchasing decisions of the Company are based on the suppliers' ability to demonstrate creativity and initiative in communications, technical innovation, cost reduction capabilities and engineering and processing assistance. The Company evaluates its suppliers on a monthly basis with respect to material quality and on-time delivery performance and shares those evaluations with the applicable suppliers.

COMPETITION

  The Company operates in an international market characterized by intense competition. While the Company does not believe that any of its competitors provides the breadth of product line with the quality and at the prices offered by the Company, competition within particular portions of the Company's business comes from a broad range of companies. Several of the Company's competitors are much larger and have greater financial, management and marketing resources than the Company. The Company's competitors include:
(i) connector manufacturers, including AMP, Amphenol, Berg, 3M and Molex; (ii) contract manufacturers, including Sanmina and K*TEC; and (iii) independent manufacturers, including Volex, Foxconn and a number of smaller regional manufacturers. Competition within the industry is based on quality, production capacity, breadth of product line, engineering support capability, price, local support capability, systems support and financial strength.

PROPRIETARY INFORMATION

  The Company relies on trade secrets and other unpatented proprietary information in its operations. While the Company believes that it has developed certain proprietary production methods, there can be no assurance that others will not develop similar or better methods. The Company's senior management employees have entered into confidentiality agreements and the Company seeks to enter into such agreements with its customers and suppliers as it deems appropriate. There can be no assurance, however, that such agreements will effectively prevent disclosure of the Company's confidential information.

FACILITIES

  The Company's worldwide manufacturing operations are qualified under ISO 9000 international quality control standards. The following table sets forth certain information regarding the Company's facilities:

                                                                           DATE CONSTRUCTED,
                                                                           ACQUIRED OR FIRST
                                                                            OCCUPIED BY THE
      LOCATION      APPROXIMATE SIZE TYPE OF INTEREST  DESCRIPTION OF USE       COMPANY
   ---------------  ---------------- ---------------- -------------------  -----------------
     Lewisburg,     136,000 sq. ft.       Owned            Corporate             1960
    Pennsylvania                                         headquarters,
                                                       manufacturing and
                                                          warehousing
    Guadalajara,     70,000 sq. ft.       Leased         Manufacturing,          1995
       Mexico                                           warehousing and
                                                            offices
   Beaver Springs,   60,000 sq. ft.       Leased         Manufacturing,          1996
    Pennsylvania                                        warehousing and
                                                            offices
     Winnsboro,      47,000 sq. ft.       Owned          Manufacturing,          1982
   South Carolina                                       warehousing and
                                                            offices
      San Jose,      40,000 sq. ft.       Leased         Manufacturing,          1997
     California                                         warehousing and
                                                            offices
        Bor,         13,000 sq. ft.       Leased         Manufacturing           1997
   Czech Republic

    Leuchtenberg,     6,000 sq. ft.       Leased       Warehousing, sales        1997
       Germany                                          and engineering

  Although management of the Company believes that its facilities are adequate to meet its current requirements, the Company may require additional manufacturing capacity depending upon its future rate of growth. See "Use of Proceeds."

EMPLOYEES

  As of September 30, 1997, the Company had approximately 2,800 full-time employees, including approximately 2,100 production operators, 450 in engineering and other manufacturing support functions, 75 in executive, finance and administrative functions, 50 in sales and customer service functions, and 34 in materials management functions. The Lewisburg, Guadalajara, Beaver Springs, Winnsboro, San Jose, Bor and Leuchtenberg Facilities have approximately 538, 1,279, 257, 225, 366, 90 and eight full-time employees, respectively. At the Guadalajara Facility, 150 of the hourly production employees are members of Confederacion de Trabajadores Mexicanos (the Confederation of Mexican Workers) and are covered by a collective bargaining agreement that is negotiated annually. None of the Company's other employees are union members or are covered by a collective bargaining agreement. The Company has never experienced a labor strike or other labor-related work stoppage. Periodically, during times of increased production, the Lewisburg, Beaver Springs and Winnsboro Facilities employ temporary employees, who may constitute 10-15% of the total employees at these facilities. The Company considers its relations with its employees to be good.

LEGAL PROCEEDINGS

  The Company is not a party to any material pending legal proceedings nor, to the Company's knowledge, is any material legal proceeding threatened.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information concerning each of the directors and executive officers of the Company:

             NAME             AGE                    POSITION
             ----             ---                    --------
 John H. Mathias(1) ........   51 Chairman of the Board and Chief Executive
                                   Officer
 James P. Mathias(1) .......   47 President and Chief Operating Officer,
                                   Director
 John M. Spangler ..........   43 Senior Vice President, Telecommunications and
                                   Business Automation Division
 Wayne A. Bromfield.........   50 Executive Vice President, General Counsel,
                                   Secretary, Director
 Robert R. Langton .........   43 Vice President of Marketing and Sales
 William D. Baker ..........   50 Vice President, Chief Financial Officer and
                                   Treasurer
 Maria Luisa Lozano ........   54 Director General, Pantera
 Robert R. Verbosh .........   57 Director General, Pantera
 Janet B. Mathias(1)(2) ....   53 Director
 Bruce M. Eckert(2)(3) .....   53 Director
 Clifford M. Melberger(2)(3)   58 Director
  ..........................

--------
(1) Member of the Executive Committee
(2) Member of the Compensation Committee
(3) Member of the Audit Committee

  John H. Mathias has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since 1981 and as a member of the Company's Board of Directors since 1978. He began his career with the Company as an Industrial Engineer in 1973 and subsequent thereto held other positions including Director of Management Information Systems and Vice President of Administration. Mr. Mathias received both his B.S. degree in Business Administration and Master's degree in Mathematics from Bucknell University.

  James P. Mathias has served as President and Chief Operating Officer of the Company since 1981 and as a member of the Company's Board of Directors since 1978. Previous positions that Mr. Mathias has held at the Company include Vice President of Operations as well as Production Control and Inventory Manager and Production Engineer.

  John M. Spangler has served as Senior Vice President, Telecommunications and Business Automation Division of the Company since June 1997. Mr. Spangler joined the Company in 1990 as Corporate Controller, Treasurer and Director of Finance and Management Information Systems. He received his B.S. degree in Business Administration from Bucknell University.

  Wayne A. Bromfield has served as a director of the Company since 1981 and Executive Vice President, Secretary and General Counsel since September 1, 1997. Prior to joining the Company in his management capacity, Mr. Bromfield served as a Judge of the Pennsylvania Court of Common Pleas of Union and Snyder counties since 1986 and as President Judge since 1990. Mr. Bromfield received his B.A. degree from Duke University and his J.D. degree from Dickinson School of Law.

  Robert R. Langton has served as Corporate Director of Marketing and Sales of the Company since 1991 and was promoted to Vice President of Marketing and Sales in November 1995. He joined the Company in 1987 as Engineering Manager and was promoted to Corporate Director of Quality Assurance in 1988. He received his B.S. degree in Business Administration from Bucknell University.

  William D. Baker has served as Vice President, Chief Financial Officer and Treasurer of the Company since January 1996, when he joined the Company. In 1995, Mr. Baker served as an independent consultant. Prior thereto, Mr. Baker served as Vice President, Chief Financial Officer and Secretary of Racotek, Inc., a manufacturer of software and hardware for the telecommunications market, from 1993 to 1994 and served as Vice President and Chief Financial Officer of Artisoft, Inc., a manufacturer of local area network software and hardware for personal computer networks, from 1990 to 1993. He received his B.A. degree in Business Administration from St. Francis College.

  Maria Luisa Lozano has served as Director General of Pantera since co-founding the business in 1985. Ms. Lozano held previous positions with Warwick Electronics, AC/DC Electronics, Space Labs, and Burroughs Corporation (now Unisys). She received her B.S. degree in Chemistry from the University of Guadalajara Polytech.

  Robert R. Verbosh has also served as Director General of Pantera since co-founding the business in 1985. Mr. Verbosh served 26 years with Burroughs Corporation, including the position of General Manager of its Guadalajara plant.

  Janet B. Mathias has served as a member of the Company's Board of Directors since 1978 and from 1981 to September 1997 served as Secretary of the Company. She served as a Director of Registration Services for the National Commission on Certification of Physician Assistants, Inc. from 1975 to 1990. Since that time, Ms. Mathias has managed her personal investment portfolio. Ms. Mathias received her B.A. degree in economics from Bucknell University.

  Bruce M. Eckert has served as a director of the Company since 1981. Mr. Eckert has been a Partner in Lewis, Eckert, Robb & Company, a financial and management consulting company, since 1981, and President of Eastern Alliance Insurance Co., an insurance company, since 1986. From July 1989 to July 1994, he was also Chairman, CEO and a director of Rockwood Casualty Insurance Co., a provider of casualty insurance. He received his B.A. degree from Yale University and his J.D. degree from Dickinson School of Law.

  Clifford M. Melberger has served as a director of the Company since July 1997. Mr. Melberger is the President of Diversified Records Services, Inc., a national information management and documents imaging company. He received his B.S. degree in Business Administration and his M.S. degree in Education Administration from Bucknell University.

  John H. Mathias, James P. Mathias and Janet B. Mathias are children of the Company's founder, Jay P. Mathias.

THE BOARD OF DIRECTORS

  The Board of Directors is divided into three classes with respect to term of office, with each class to include one-third of the whole number of the Board of Directors or as near thereto as possible. The term of office of the Class A Directors (John H. Mathias, Wayne A. Bromfield and Clifford M. Melberger), Class B Directors (James P. Mathias and Bruce M. Eckert) and Class C Directors (Janet B. Mathias) expires as of the date of the 1999, 2000 and 1998 annual meetings of the shareholders, respectively. At each annual meeting of the shareholders, that number of directors whose terms then expire are elected to serve for a term of three years and until their successors are duly elected and qualified.

  The Board of Directors has an Executive Committee, Compensation Committee and Audit Committee to assist in the discharge of its responsibilities. The Executive Committee has been delegated all of the powers of the Board of Directors to the extent permitted under the Pennsylvania Business Corporation Law. The Compensation Committee has the authority and performs all the duties related to the compensation of the employees of the Company and administers the Company's employee benefit and stock option plans. The Audit Committee, among other things, makes recommendations concerning the engagement of independent auditors, reviews the results and scope of the annual audit and other services provided by the Company's independent auditors and reviews the adequacy of the Company's internal accounting controls. The Audit and Compensation Committees are comprised of at least a majority of non-employee directors.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table lists information concerning the beneficial ownership of the Company's Common Stock at September 30, 1997, by (i) each person known to the Company to beneficially own more than 5% of the Common Stock, (ii) each of the five most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 in the fiscal year ended September 30, 1997 ("Named Executive Officers") and each director, (iii) all executive officers and directors as a group and (iv) the Selling Shareholders, both before and after giving effect to the sale of 3,200,000 shares of Common Stock in this offering. As of such date, there were 6,970,245 shares of Common Stock outstanding and approximately 150 record holders of shares of Common Stock.

                           SHARES BENEFICIALLY                SHARES TO BE
                             OWNED PRIOR TO                BENEFICIALLY OWNED
                              OFFERING (2)                   AFTER OFFERING
                           ---------------------   SHARES  --------------------
                             NUMBER                 BEING    NUMBER
         NAME(1)           OF SHARES    PERCENT    OFFERED OF SHARES   PERCENT
-------------------------  ------------ --------   ------- ----------- --------
NAMED EXECUTIVE OFFICERS
 AND DIRECTORS
John H. Mathias(3).......     1,121,151     16.1%  150,000     971,151    10.8%
James P. Mathias(4)......     1,087,267     15.5   150,000     937,267    10.4
Janet B. Mathias(5)......       928,553     13.3   150,000     778,553     8.7
Bruce M. Eckert(6).......       278,059      4.0       --      278,059     3.1
Wayne A. Bromfield(7)....       261,135      3.7       --      261,135     2.9
John M. Spangler(8)......       237,156      3.4       --      237,156     2.6
Maria Luisa Lozano(9)....        26,600        *       --       26,600       *
Robert Verbosh(10).......        26,600        *       --       26,600       *
Clifford M. Melberger....           --         *       --          --        *
All executive officers
 and directors as a group
 (11 persons)(11)........     3,532,927     49.2   450,000   3,082,927    33.6
ADDITIONAL SELLING
 SHAREHOLDERS
Ronald C. and Marita H.
 Mills...................       316,469      4.5   296,884      19,585       *
John M. and Linda E.
 Denman..................       310,469      4.5   296,884      13,585       *
Viva R. Denman...........        39,558        *    39,558         --        *
Joseph H. and Pamela K.
 Ward....................        39,558        *    39,558         --        *
Harold H. Renz...........        38,558        *    38,558         --        *
Herbert and Irma E.
 Renz....................        38,558        *    38,558         --        *

--------
   * Represents less than 1% of the outstanding shares of Common Stock.
 (1) The address of each person in the table under the caption Named Executive Officer and Directors is: c/o The JPM Company, Route 15 North, Lewisburg, PA 17837.
 (2) Includes shares of Common Stock issuable upon the exercise of stock options granted under the Company's stock option plans which are exercisable within 60 days of September 30, 1997. As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.
 (3) Includes: (a) 155,000 shares of Common Stock held with his spouse as joint tenants; (b) 22,500 shares of Common Stock held with his spouse as tenants in common; (c) 100,000 shares of Common Stock held individually by his spouse; (d) 25,200 shares of Common Stock held in a custodial account for the benefit of his daughter; and (e) 125,000 shares of Common Stock held in the Smoketown Limited Partnership.

     Also includes 77,691 shares of Common Stock owned by the John H. Mathias Trust, of which John H. Mathias is the residuary beneficiary but as to which he has no voting or dispositive power. See footnotes (6) and (7) below;
 (4) Includes: (a) 10,000 shares of Common Stock held individually by his spouse; (b) 30,400 shares of Common Stock held in a custodial account for the benefit of his children; (c) 125,000 shares of Common Stock held in the Afallon Family Limited Partnership; and (d) 40,376 shares of Common Stock issuable upon the exercise of stock options granted by the Company to his spouse which are exercisable within 60 days of September 30, 1997. Also includes 77,691 shares of Common Stock owned by the James P. Mathias Trust, of which James P. Mathias is the residuary beneficiary but as to which he has no voting or dispositive power. See footnotes (6) and (7) below.
 (5) Includes 77,253 shares of Common Stock owned by the Janet B. Mathias Trust, of which Janet B. Mathias is the residuary beneficiary but as to which she has no voting or dispositive power. See footnotes (6) and (7) below.
 (6) Includes: (a) an aggregate of 232,635 shares of Common Stock held by the John H. Mathias Trust, James P. Mathias Trust and Janet B. Mathias Trust, as to which Mr. Eckert shares voting and dispositive power as a trustee but disclaims beneficial ownership; (b) 12,424 shares of Common Stock held in trust by Lewis, Eckert, Robb & Co. Profit Sharing Plan for the benefit of Bruce M. Eckert, for which Mr. Eckert serves as the Trustee; and (c) 33,000 shares of Common Stock issuable upon the exercise of stock options granted by the Company which are exercisable within 60 days of September 30, 1997.
 (7) Includes: (a) 500 shares of Common Stock owned by his daughter; (b) an aggregate of 232,635 shares of Common Stock held by the John H. Mathias Trust, James P. Mathias Trust and Janet B. Mathias Trust, as to which Mr. Bromfield's spouse shares voting and dispositive power as a trustee but disclaims beneficial ownership; and (c) 28,000 shares of Common Stock issuable upon the exercise of stock options granted by the Company which are exercisable within 60 days of September 30, 1997.
 (8) Includes 80,000 shares of Common Stock held by the Profit Sharing Plan for the benefit of John Spangler. Also includes 60,376 shares of Common Stock issuable upon the exercise of stock options granted by the Company which are exercisable within 60 days of September 30, 1997.
 (9) Includes 10,000 shares of Common Stock issuable upon the exercise of stock options granted by the Company which are exercisable within 60 days of September 30, 1997.
(10) Includes 10,000 shares of Common Stock issuable upon the exercise of stock options granted by the Company which are exercisable within 60 days of September 30, 1997.
(11) Includes 213,428 shares of Common Stock issuable upon the exercise of stock options granted by the Company which either are currently exercisable or will become exercisable within 60 days of September 30, 1997. The percent of class assumes all outstanding exercisable options granted to directors and executive officers have been exercised and, therefore, on a pro forma basis 7,183,673 shares of Common Stock would be outstanding prior to this offering and 9,183,673 shares of Common Stock would be outstanding after this offering.

                         DESCRIPTION OF CAPITAL STOCK

  The Company is authorized to issue 40,000,000 shares of Common Stock, par value $.000067 per share, and 10,000,000 shares of Preferred Stock, no par value. After giving effect to the sale of the 2,000,000 shares of Common Stock offered by the Company hereby, there will be approximately 8,970,245 shares of Common Stock outstanding. There are no shares of Preferred Stock outstanding. The description of the Company's capital stock contained in this Prospectus is based, in part, on the Company's Amended and Restated Articles of Incorporation, as amended on January 25, 1996 (the "Articles").

COMMON STOCK

  At September 30, 1997, there were 6,970,245 outstanding shares of Common Stock held by approximately 150 holders of record. After completion of this offering, there will be approximately 8,970,245 shares of Common Stock outstanding (based on the number of shares outstanding on September 30, 1997).

  Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Because holders of Common Stock do not have cumulative voting rights, holders of a majority of the shares voting for the election of directors can elect all of the members of the Board of Directors. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not currently intend to pay cash dividends on its Common Stock. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

  There are 10,000,000 shares of Preferred Stock authorized, with no shares outstanding.

  The Board of Directors is authorized without further action by the Company's shareholders to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof and to increase or decrease the number of shares of any such series. The Board of Directors may authorize and issue Preferred Stock with voting, dividend, conversion, liquidation and other rights that could adversely affect the voting power and other rights of the holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plans to issue any shares of Preferred Stock.

LIMITATION OF LIABILITY; INDEMNIFICATION

  The Company's Articles and its Amended and Restated Bylaws (the "Bylaws") limit the liability of its directors to the maximum extent permitted by Pennsylvania law. Thus, a director of the Company would not be personally liable for monetary damages for any action taken, or any failure to take any action, unless the director has breached or failed to perform the duties of his office and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. Such limitation does not apply to any responsibility or liability pursuant to criminal statute or liability for the payment of taxes pursuant to local, state or federal law.

  The Company's Bylaws require the Company to indemnify its directors and officers against expenses and certain other liabilities arising out of their conduct on behalf of the Company to the maximum extent and under all circumstances provided by law. In addition, the Bylaws authorize the Company to maintain liability insurance for its directors and officers.

  The Company has obtained directors' and officers' liability insurance. There can be no assurance, however, that the Company will be able to continue such insurance on reasonable terms or at all. At present, there is no pending litigation or proceeding, and the Company is not aware of any threatened litigation or proceeding, involving any director, officer, employee or agent where indemnification will be required or permitted under the Company's Articles and Bylaws.

ANTI-TAKEOVER PROVISIONS

 Certain Provisions of the Articles and Bylaws

  The Company's Articles and Bylaws contain certain provisions that may delay, defer or prevent a change in control of the Company and make removal of management more difficult. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change in control of the Company. The provisions also are intended to discourage certain tactics that may be used in proxy fights.

  The Bylaws provide for the Board of Directors to be divided into three classes serving staggered terms. As a result, only one class of directors will be elected at each annual meeting of the shareholders, and the time required to elect a new majority to the Board of Directors will be extended. Moreover, the Bylaws provide that members of the Board of Directors may be removed without cause by the affirmative vote of the holders of a majority of the voting power of the then outstanding voting stock of the Company. The Bylaws grant to the Board the authority to set from time to time the size of the Board within a range between three and eleven directors. The Bylaws provide that only the Board of Directors may fill vacancies on the Board. Under the Bylaws, a special meeting of shareholders may only be called by (i) the Chairman of the Board, (ii) the President or (iii) any three members of the Board of Directors.

  Further, the Bylaws grant to the Board of Directors the authority to consider an array of factors, including non-economic factors, in deciding whether to approve an acquisition of the Company. See "--Pennsylvania Statutory Anti-Takeover Provisions" In addition, the Bylaws permit amendment of the Bylaws by an affirmative vote of a majority of the holders of the then outstanding voting stock of the Company, or the affirmative vote of two thirds of the members of the Board of Directors, subject to the power of the shareholders to change such action.

  The Bylaws also establish advance notice procedures with regard to shareholder proposals. These procedures provide that notice of shareholder proposals at any annual meeting of shareholders must generally be received in writing by the Secretary of the Company not less than 120 days nor more than 150 days prior to the meeting. The Company may reject a shareholder proposal that is not made in accordance with such procedures. The Company may also reject a shareholder proposal that does not, as required by the Bylaws, contain certain information concerning the matters to be brought before the meeting or the shareholder submitting the proposal. Business transacted at any special meeting of shareholders is limited to the purposes stated in the notice of such special meeting.

  The foregoing provisions of the Company's Articles and Bylaws could have the effect of discouraging a third party from attempting to obtain control of the Company, even though such attempt might be beneficial to the Company and its shareholders, and could have a depressive effect on the market price of the Common Stock. Also, the foregoing provisions, together with the ability of the Board of Directors to issue Preferred Stock without further shareholder action, could delay or frustrate the removal of incumbent directors or a change in control of the Company even if such removal or change would be beneficial to shareholders of the Company.

 Pennsylvania Statutory Anti-Takeover Provisions

  Pennsylvania has also adopted certain laws that may be deemed to have an "anti-takeover" effect. One provision permits directors, in considering the best interests of the Company, to consider the effects of any action upon its employees, suppliers, customers, shareholders and creditors and the communities in which the Company maintains facilities as well as other pertinent factors, with the result that no one group, including shareholders, is required to be the dominant or controlling concern of directors in determining what is in the best interests of the Company.

  The Company also is subject to various provisions under Pennsylvania law, as described below, which are triggered, in general, if any person or group acquires, or in certain cases discloses an intent to acquire, 20% or more of the voting power of a corporation which is subject to Sections 25(e)-(h) of the Pennsylvania Business Corporation Law of 1988, as amended, (generally, an "interested shareholder") other than pursuant to a registered firm commitment underwriting or, in certain cases, pursuant to the approval of the board of directors.

    Control Transactions. This provision generally provides that if any person or group becomes an interested shareholder, the remaining shareholders may demand from such interested shareholder the fair value of their shares, including a proportionate amount of any control premium.

    Business Combinations. This provision generally prohibits any person or group that acquires at least 20% of the voting power of a corporation from effecting a business combination with the corporation, such as a merger, an asset sale and certain recapitalizations, for a period of up to five years from the date such control was acquired. A corporation may opt out of this provision on a case-by-case basis by approving a particular business combination in compliance with applicable Pennsylvania statutory provisions prior to the date such person or group acquires 20% of the voting power.

    Control-Share Acquisition. This provision generally prevents a person or group that crosses certain stock ownership thresholds of 20%, 33 1/3% or 50% for the first time from voting those shares the ownership of which puts that person or group over the relevant threshold unless voting power is restored to such shares within certain limited periods by a majority vote of shareholders as a whole and a majority vote of disinterested shareholders at a shareholders meeting. Failure to obtain such approval exposes such person or group to the risk of a forced sale of the shares of the corporation. Even if voting rights are restored by approval of a resolution of shareholders, those rights will lapse and be lost if any proposed control-share acquisition which is the subject of the shareholder approval is not consummated within 90 days after shareholder approval is obtained. Also, any business combinations occurring after the restoration of voting power may require the acquiring person to pay severance compensation to Pennsylvania employees of the corporation whose employment is terminated within 90 days before or 24 months after the restoration of voting power.

    Disgorgement. This provision generally requires any person or group that acquires 20% or more of the voting power of a corporation to disgorge to the corporation all profits realized from the sale of equity securities of the corporation within 18 months after acquiring this control status if the person or group purchased equity securities of the corporation within 24 months prior to, or 18 months after, the acquisition of control status.

  Each of these provisions will make it difficult and time-consuming for any person or group to acquire the Company without the consent of the existing shareholders. The Company may opt out of one or more of these provisions only by an amendment to the Company's Articles of Incorporation approved by both the Board of Directors and the shareholders. With respect to the control-share acquisition and disgorgement provisions, such amendment was required to be adopted within 90 days after the date the Company's shares were first registered under the Exchange Act. The Company has not and does not intend to opt out of any of these provisions.

TRANSFER AGENT

  The Company's transfer agent is StockTrans, Inc., Ardmore, Pennsylvania.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 8,970,245 shares of Common Stock outstanding (based on the number of shares outstanding on September 30, 1997). The 2,000,000 shares of Common Stock offered by the Company and the 450,000 shares offered by certain Selling Shareholders hereby, the 2,415,000 shares sold in the Company's Initial Public Offering, and 791,170 shares issued in connection with the Denron merger and registered on a Form S-3, along with certain other shares sold pursuant to Rule 144 or the exercise of stock options, will be freely transferable without restriction or further registration under the Securities Act, unless purchased by affiliates of the Company as that term is defined by Rule 144 under the Securities Act. The remaining 3,082,927 shares of Common Stock will be "restricted securities" as that term is defined under Rule 144 and, accordingly, may not be sold unless they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act, is available.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons deemed to be "Affiliates" of the Company as that term is defined under the Securities Act, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the then outstanding Common Stock (approximately 89,700 shares immediately after this offering) or (ii) the average weekly trading volume in the Common Stock in the over-the-counter market during the four calendar weeks preceding such sale. In addition, such person may only sell such shares through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person who is not an Affiliate of the issuer for at least 90 days and who has beneficially owned such shares for at least two years is entitled under Rule 144 to sell such shares without regard to the volume or the other resale requirements described above.

  In addition, the Company has registered 1,425,000 shares of Common Stock issuable pursuant to its stock option plans. As of September 30, 1997, options to purchase 903,954 shares were outstanding, of which options to purchase 364,450 shares were exercisable or become exercisable within 60 days, and 359,450 shares were reserved for future awards. Shares issued upon the exercise of options generally will be eligible for sale in the public market, subject, in certain cases, to the lock-up agreements described below and volume and other restrictions.

  The Company has agreed not to offer, sell, pledge or otherwise dispose of any shares of Common Stock for the period ending 90 days after the date of this Prospectus, except that the Company may issue, and grant options to purchase, shares of Common Stock under the 1995 Stock Option Plan and the 1995 Outside Directors Stock Option Plan. In addition, the Company may issue shares of Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be resold prior to the expiration of the period referenced in the preceding sentence.

  The directors and executive officers of the Company and the Selling Shareholders have agreed that they will not, without the prior written consent of Lehman Brothers Inc., offer, sell, pledge or otherwise dispose of any shares of Common Stock beneficially owned by them (including approximately 3,082,927 shares eligible for sale under Rule 144) after this offering for a period of 90 days from the date of this Prospectus.

  In connection with the Denron merger, the Denron shareholders and the Company entered into a Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company agreed to file with the Commission a Registration Statement on Form S-3, or other applicable form, within ninety
(90) days after the June 4, 1997 closing date, to register the 791,170 shares of Common Stock received by the Denron shareholders in exchange for their Denron common stock (the "Denron Registration Statement"). The Denron Registration Statement was filed on September 4, 1997. Pursuant to the Registration Rights Agreement, the Denron shareholders may also request the Company, subject to the terms and conditions set forth therein, to register the shares of the Company's Common Stock received by them in the Denron merger. Under the Registration Rights Agreement, the Company is also obligated to pay expenses of these registrations. All of the shares of Common Stock of the Company currently owned by certain Selling Shareholders and registered under the Denron Registration Statement are subject to the 90 day lock-up described above.

  No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Company and the Selling Shareholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, has severally agreed to purchase from the Company and the Selling Shareholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                     NUMBER OF
                                                                     SHARES OF
        UNDERWRITERS                                                COMMON STOCK
        ------------                                                ------------
      Lehman Brothers Inc. ........................................
      Advest, Inc..................................................
      Janney Montgomery Scott Inc. ................................
                                                                     ---------
        Total......................................................  3,200,000
                                                                     =========

  The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, then all of the shares of Common Stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

  The Company and the Selling Shareholders have been advised that the Underwriters propose to offer the shares of Common Stock in part directly to the public at the offering price set forth on the cover page of this Prospectus, and in part to certain selected dealers (who may include the Underwriters) at such public offering price less a selling concession not in
excess of $    per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $    per share to certain brokers and
dealers. After this offering, the public offering price, the concession to selected dealers and the reallowance may be changed by the Underwriters.

  The Company has granted to the Underwriters an option to purchase up to an aggregate of 480,000 additional shares of Common Stock, at the public offering price, less the aggregate underwriting discounts and commissions shown on the cover page of this Prospectus, exercisable solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table and the Company will be obligated, pursuant to such over-allotment option to sell such shares of Common Stock to the Underwriters.

  The Company has agreed that, without the prior written consent of Lehman Brothers Inc., it will not, subject to certain limited exceptions, directly or indirectly, offer, sell, pledge or otherwise dispose of any shares of Common Stock, or any securities convertible into or exchangeable for any such shares, for the period ending 90 days after the date of this Prospectus. All of the executive officers and directors of the Company and the Selling Shareholders, subject to certain limited exceptions, have agreed pursuant to lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell, pledge or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for any such shares for the period ending 90 days after the date of this Prospectus.

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and to contribute, under certain circumstances, to payments that the Underwriters may be required to make in respect thereof.

  Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  In addition, if the Underwriters over-allot (i.e., if they sell more shares of Common Stock than are set forth on the cover page of the Prospectus), and thereby create a short position in the Common Stock in connection with this offering, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

  The Underwriters also may impose a penalty bid on certain selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce a short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares as part of this offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it discourages resales of the shares of Common Stock by purchasers in this offering.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Any offers in Canada will be made only pursuant to an exemption from the requirements to file a prospectus in the relevant province of Canada in which such offer is made.

  Purchasers of the Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

  The Underwriters have informed the Company that they do not intend to confirm sales of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  Janney Montgomery Scott Inc. ("Janney"), one of the Underwriters, acted as a financial advisor in connection with the Denron merger. The Company paid Janney $100,000 for its services in connection with preparation of a fairness opinion for the Denron merger and reimbursed Janney for its reasonable out-of-pocket expenses (including reasonable fees and expenses of its legal counsel) and agreed to indemnify Janney and certain related persons against certain liabilities, including liabilities under the federal securities laws, arising out of the Denron engagement.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock being offered by this Prospectus will be passed upon for the Company by Duane, Morris & Heckscher LLP, Harrisburg, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Morgan, Lewis & Bockius LLP, New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company as of September 30, 1995 and 1996 and for each of the years in the three year period ended September 30, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                    PAGES(S)
                                                                                                    --------
THE JPM COMPANY--CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Accountants................................................................   F-2
  Consolidated Balance Sheet at September 30, 1995, September 1996, and June 30, 1997 (unaudited)..   F-3
  Consolidated Statement of Operations for the years ended September 30, 1994, 1995 and 1996 and
   for the nine months ended June 30, 1996 and 1997 (unaudited)....................................   F-4
  Consolidated Statement of Shareholders' Equity for the years ended September 30, 1994, 1995 and
   1996 and for the nine months ended June 30, 1997 (unaudited)....................................   F-5
  Consolidated Statement of Cash Flows for the years ended September 30, 1994, 1995 and 1996 and
   for the nine months ended June 30, 1996 and 1997 (unaudited)....................................   F-6
  Notes to Consolidated Financial Statements.......................................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of The JPM Company

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of The JPM Company and its subsidiaries (the "Company") at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As described in Note 1, the Company changed its method of accounting for income taxes in 1994.


PRICE WATERHOUSE LLP

Philadelphia, PA
November 14, 1996,
except as to the pooling of
 interests with
Denron, Inc. which is as of June 4,
 1997

                                THE JPM COMPANY

                           CONSOLIDATED BALANCE SHEET
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    SEPTEMBER 30,    JUNE 30,
                                                   ---------------- -----------
                                                    1995     1996      1997
                                                   -------  ------- -----------
                                                                    (UNAUDITED)
                      ASSETS
Current assets:
  Cash and cash equivalents....................... $ 1,280  $ 1,411   $ 1,477
  Accounts receivable (net of allowance of $85,
   $129 and $199).................................   6,503   12,254    13,261
  Inventories, net................................   6,695   11,342    13,972
  Other current assets............................      76       66       277
  Deferred income taxes...........................     257      842       840
                                                   -------  -------   -------
    Total current assets..........................  14,811   25,915    29,827
Property, plant and equipment, net................   6,903    8,536    10,893
Notes receivable--related parties.................     584      206       --
Excess of cost over fair value of net assets
 acquired and other intangible assets, net........   2,757    4,640     4,421
Other assets......................................     372      565       876
                                                   -------  -------   -------
                                                   $25,427  $39,862   $46,017
                                                   =======  =======   =======
       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings........................... $ 6,299  $ 1,532   $ 2,001
  Current maturities of long-term debt............     638      637       693
  Accounts payable................................   4,320    6,877     6,590
  Accrued expenses................................   2,493    4,486     4,514
  Income taxes payable............................     508    1,090       618
  Deferred income taxes...........................     389    1,087     1,089
                                                   -------  -------   -------
    Total current liabilities.....................  14,647   15,709    15,505
Long-term debt....................................   3,902    3,264     3,831
Subordinate debentures (related party amounts of
 $315 in 1995)....................................     390      --        --
Deferred compensation liability...................     365      509       583
Deferred income taxes.............................     359      453       453
Minority interest.................................     898      --        --
                                                   -------  -------   -------
                                                    20,561   19,935    20,372
                                                   -------  -------   -------
Commitments and contingencies
Shareholders' equity:
  Preferred Stock, no par value, 10,000 shares
   authorized, Class A, $31.43 stated value, 112
   shares issued and outstanding September 30,
   1995...........................................   3,515      --        --
  Common Stock, $.000067 par value, 40,000 shares
   authorized, issued 6,921 shares at June 30,
   1997, 6,809 shares at September 30, 1996 and
   8,180 shares at September 30, 1995.............     --       --        --
  Additional paid-in capital......................     635   16,212    16,466
  Retained earnings...............................   1,041    3,715     9,179
  Less: Treasury Stock, at cost, 3,900 shares at
   September 30, 1995.............................    (325)     --        --
                                                   -------  -------   -------
    Total shareholders' equity....................   4,866   19,927    25,645
                                                   -------  -------   -------
                                                   $25,427  $39,862   $46,017
                                                   =======  =======   =======

   The accompanying notes are an integral part of these financial statements.

                                THE JPM COMPANY

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             NINE MONTHS ENDED
                               YEARS ENDED SEPTEMBER 30,         JUNE 30,
                               ----------------------------  ------------------
                                 1994      1995      1996      1996      1997
                               --------  --------  --------  --------  --------
                                                                (UNAUDITED)
Net sales....................  $ 41,418  $ 54,042  $ 85,516  $ 61,882  $ 85,642
Cost of sales................    34,427    45,551    70,810    52,041    68,046
                               --------  --------  --------  --------  --------
                                  6,991     8,491    14,706     9,841    17,596
Selling, general and
 administrative expenses.....     5,747     5,512     7,806     5,638     7,359
Costs related to merger......       --        --        --        --        743
                               --------  --------  --------  --------  --------
                                  1,244     2,979     6,900     4,203     9,494
                               --------  --------  --------  --------  --------
Other income (expense):
  Interest expense...........      (400)     (827)     (871)     (731)     (451)
  Interest expense--related
   parties...................       (50)      (51)      (12)      (12)      --
  Interest income--related
   parties...................        14        39       --        --        --
  Other, net.................        12      (140)     (259)      (51)       63
                               --------  --------  --------  --------  --------
                                   (424)     (979)   (1,142)     (794)     (388)
Income before income taxes,
 minority interest and change
 in accounting principle.....       820     2,000     5,758     3,409     9,106
Provision for income taxes...       358       865     2,252     1,328     3,642
                               --------  --------  --------  --------  --------
Income before minority
 interest and change in
 accounting principle........       462     1,135     3,506     2,081     5,464
Minority interest............       --        199       423       423       --
Change in accounting for
 income taxes................       155       --        --        --        --
                               --------  --------  --------  --------  --------
Net income...................       307       936     3,083     1,658     5,464
Cumulative dividends on
 Preferred Stock.............       240       277       140       140       --
                               --------  --------  --------  --------  --------
Net income applicable to
 Common Stock................  $     67  $    659  $  2,943  $  1,518  $  5,464
                               ========  ========  ========  ========  ========
Net income per common share
 before change in accounting
 principle...................  $   0.05  $   0.14  $   0.48  $   0.25  $   0.73
Change in accounting for
 income taxes................     (0.03)      --        --        --        --
                               --------  --------  --------  --------  --------
Net income per common share..  $   0.02  $   0.14  $   0.48  $   0.25  $   0.73
                               ========  ========  ========  ========  ========
Weighted average number of
 shares of Common Stock
 outstanding.................     4,280     4,390     5,683     5,194     7,436
                               ========  ========  ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                                THE JPM COMPANY

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                           PREFERRED STOCK        COMMON STOCK                           TREASURY STOCK
                          ------------------  --------------------- ADDITIONAL          -----------------      TOTAL
                           NUMBER    STATED   NUMBER OF              PAID-IN   RETAINED NUMBER OF          SHAREHOLDERS'
                          OF SHARES   VALUE     SHARES    PAR VALUE  CAPITAL   EARNINGS   SHARES    COST      EQUITY
                          ---------  -------  ----------  --------- ---------- -------- ----------  -----  -------------
                                                           (DOLLARS IN THOUSANDS)
BALANCE AT SEPTEMBER 30,
 1993...................   111,840   $ 3,515   7,865,000    $ --     $    50    $  221   3,900,000  $(325)    $ 3,461
Common stock
 repurchase.............       --        --          --       --         --        --      150,000   (102)       (102)
Treasury stock
 issuance...............       --        --          --       --         --        --     (150,000)   102         102
Preferred stock
 dividends paid.........       --        --          --       --         --        (80)        --     --          (80)
Net income..............       --        --          --       --         --        307         --     --          307
                          --------   -------  ----------    -----    -------    ------  ----------  -----     -------
BALANCE AT SEPTEMBER 30,
 1994...................   111,840     3,515   7,865,000      --          50       448   3,900,000   (325)      3,688
Subordinated debenture
 conversion.............       --        --      315,000      --         585       --          --     --          585
Preferred stock
 dividends paid.........       --        --          --       --         --       (343)        --     --         (343)
Net income..............       --        --          --       --         --        936         --     --          936
                          --------   -------  ----------    -----    -------    ------  ----------  -----     -------
BALANCE AT SEPTEMBER 30,
 1995...................   111,840     3,515   8,180,000      --         635     1,041   3,900,000   (325)      4,866
Preferred stock
 dividends paid.........       --        --          --       --         --       (600)        --     --         (600)
Issuance of common
 stock..................       --        --    2,191,800      --      13,959       --          --     --       13,959
Preferred stock
 redemption and exchange
 for common stock.......  (111,840)   (3,515)    232,635      --       1,578       --          --     --       (1,937)
Debenture conversion to
 common stock...........       --        --      104,244      --         365       --          --     --          365
Treasury Stock
 retirement.............       --        --   (3,900,000)     --        (325)      --   (3,900,000)   325         --
Net income..............       --        --          --       --         --      3,083         --     --        3,083
Denron net income April
 1 to September 30, 1995
 (See Note 1)...........       --        --          --       --         --        191         --     --          191
                          --------   -------  ----------    -----    -------    ------  ----------  -----     -------
BALANCE AT SEPTEMBER 30,
 1996...................       --        --    6,808,679      --      16,212     3,715         --     --       19,927
Issuance of common stock
 (unaudited)............       --        --      111,832      --         254       --          --     --          254
Net income for the nine
 months ended June 30,
 1997 (unaudited).......       --        --          --       --         --      5,464         --     --        5,464
                          --------   -------  ----------    -----    -------    ------  ----------  -----     -------
BALANCE AT JUNE 30, 1997
 (UNAUDITED)............       --    $   --    6,920,511      --     $16,466    $9,179         --     --      $25,645
                          ========   =======  ==========    =====    =======    ======  ==========  =====     =======


   The accompanying notes are an integral part of these financial statements.

                                THE JPM COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                          YEARS ENDED            NINE MONTHS
                                         SEPTEMBER 30,         ENDED JUNE 30,
                                    -------------------------  ----------------
                                     1994     1995     1996     1996     1997
                                    -------  -------  -------  -------  -------
                                                                 (UNAUDITED)
Cash flows from operating
 activities:
 Net income........................ $   307  $   936  $ 3,083  $ 1,658  $ 5,464
 Adjustments to reconcile net
  income to net cash provided by
  (used in) operating activities:
 Depreciation and amortization.....     850      883    1,343    1,010    1,334
 Debt conversion expense...........     --       165      --       --       --
 Foreign currency translation
  (gain) loss......................     --      (129)     143      (12)    (154)
 Provision for doubtful accounts...      (1)     (14)      44       30       94
 Loss (gain) on sale of property,
  plant and equipment..............       4      --        (5)      (5)      31
 (Gain) on sale of non-operating
  property -- related parties......     --       (48)     --       --       --
 Deferred taxes....................     (26)     124      230      116        5
 Minority interest.................     --       199      423      423      --
 Deferred compensation expense.....      92       94      118       90       74
 Cumulative effect of accounting
  change...........................     155      --       --       --       --
 Change in assets and liabilities,
  net of effects from businesses
  acquired:
  (Increase) decrease in accounts
   receivable......................    (865)    (113)  (5,683)  (4,624)  (1,249)
  (Increase) decrease in
   inventories.....................    (917)    (716)  (3,907)  (2,132)  (2,630)
  (Increase) decrease in other
   assets..........................     (70)     601      (80)     (91)    (298)
  Increase (decrease) in accounts
   payable.........................   1,000       56    2,139    2,122     (286)
  Increase (decrease) in accrued
   expenses........................     464      (64)   1,844      785      180
  Increase (decrease) in income
   taxes payable...................     295      (80)     446      349     (471)
                                    -------  -------  -------  -------  -------
   Net cash provided by (used in)
    operating activities...........   1,288    1,894      138     (281)   2,094
                                    -------  -------  -------  -------  -------
Cash flows from investing
 activities:
 Payments for assets and businesses
  acquired, net of cash acquired of
  $1,584 in fiscal 1995............    (558)  (2,204)  (3,400)  (3,400)     --
 Capital expenditures..............  (1,194)  (1,271)  (2,731)  (2,100)  (2,593)
 Proceeds from sale of property,
  plant and equipment..............      14       39        5       37      211
 Proceeds from sale of non-
  operating property--related
  parties..........................     --        50      --       --       --
 Collections of notes receivable--
  related parties..................      10       75      408      380      206
 Deferred compensation plan
  contributions....................     (65)    (102)    (118)     (68)     (77)
 Loans to related parties..........    (102)     (39)     (30)     --       --
                                    -------  -------  -------  -------  -------
 Net cash provided by (used in)
  investing activities.............  (1,895)  (3,452)  (5,866)  (5,151)  (2,253)
                                    -------  -------  -------  -------  -------
Cash flows from financing
 activities:
 Net borrowings (repayments) under
  credit facilities................     766      652   (4,895)  (4,699)     476
 Proceeds from issuance of long-
  term debt........................     499    3,010      517      525       19
 Principal payments on long-term
  debt.............................    (567)    (561)  (1,185)  (1,407)    (523)
 Common stock issuance.............     --       --    13,959   14,440      --
 Common stock repurchase...........    (102)     --       --       --       --
 Proceeds from exercise of stock
  options..........................     --       --       --       --       253
 Preferred stock repurchase........     --       --    (1,937)  (1,937)     --
 Treasury stock issuance...........     102      --       --       --       --
 Preferred stock dividends paid....     (80)    (343)    (600)    (600)     --
                                    -------  -------  -------  -------  -------
 Net cash provided by (used in)
  financing activities.............     618    2,758    5,859    6,322      225
                                    -------  -------  -------  -------  -------
 Increase (decrease) in cash and
  cash equivalents.................      11    1,200      131      890       66
 Cash and cash equivalents at
  beginning of period..............      69       80    1,280    1,280    1,411
                                    -------  -------  -------  -------  -------
 Cash and cash equivalents at end
  of period........................ $    80  $ 1,280  $ 1,411  $ 2,170  $ 1,477
                                    =======  =======  =======  =======  =======

Supplemental information relative to non-cash financing activity--See Note 9. Supplemental information relative to cash paid for interest--See Note 8. Supplemental information relative to cash paid for income taxes--See Note 11.

   The accompanying notes are an integral part of these financial statements.

                                THE JPM COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The JPM Company (the "Company") is an independent manufacturer of cable assemblies and wire harnesses for original equipment manufacturers in the computer, telecommunications and networking sectors of the electronics industry in North America.

  A substantial portion of the Company's products are sold to a limited number of customers. Accordingly, a significant decrease in business from, or the loss of, any of its major customers would have a material adverse effect on the Company. The Company continuously seeks to expand the number of products it supplies to existing customers, as well as to develop similar relationships with new customers. Because of the complexity of these relationships, sales cycles can be extremely long, sometimes taking up to 18 months to develop. As the Company becomes a qualified supplier for new products and as its customers' products progress through their life cycles, the Company's operating results can fluctuate significantly.

 Basis of Presentation

  On June 4, 1997 the Company completed a merger with Denron, Inc. ("Denron") by exchanging 791,170 shares of the Company's common stock for all of the outstanding common stock of Denron. The merger has been accounted for as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Denron as though it had always been a part of the Company.

  Prior to the merger, Denron's fiscal year ended on March 31. In recording the merger, Denron's March 31, 1994 and 1995 financial statements have been combined with the Company's September 30, 1994 and 1995 financial statements. Denron's 1996 financial information has been restated to a year ended September 30, 1996 to conform with the Company's fiscal year end. As a result, Denron's results of operations for the six months from April 1 through September 30, 1995 have been included as an adjustment to JPM's opening retained earnings as of October 1, 1995 (the beginning of fiscal 1996).

  There were no transactions between JPM and Denron prior to the merger, and immaterial adjustments were recorded to conform Denron's accounting policies.

  A summary of the Company's significant accounting policies follows:

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

 Cash and Cash Equivalents

  Cash and cash equivalents represent cash and highly liquid short-term investments with original maturities of three months or less.

 Inventories

  Inventories are valued at the lower of cost or market as determined on a first-in, first out basis. Cost includes raw materials, direct labor and manufacturing overhead. The Company generally provides reserves for inventory considered to be in excess of 12 months of forecasted future demand.

                                THE JPM COMPANY

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


 Property and Equipment

  Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the respective assets.

 Revenue Recognition Policy

  Sales are recorded upon shipment of product. Provision is made for returns and allowances, and for estimated warranty costs, in the period of sale.

 Long-lived and Intangible Assets

  Assets and liabilities acquired in connection with business combinations accounted for under the purchase method are recorded at their respective fair values. Deferred taxes have been recorded to the extent of differences between the fair value and the tax basis of the assets acquired and liabilities assumed. The excess of the purchase price over the fair value of the net assets acquired is amortized on a straight-line basis over 20 years. Intangible assets include certain acquired customer contracts and the ISO 9002 certification of an acquired plant; such assets are being amortized on a straight-line basis over periods ranging from three to five years.

  The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"), effective October 1, 1994. Adoption of this statement did not have a material effect. The carrying value of long-lived assets and certain identifiable intangible assets will be evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. In performing such review for recoverability, the Company will compare the expected future cash flows to the carrying value of long-lived assets and identifiable intangibles. If the expected future cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss for the difference between the carrying amount of the assets and their estimated fair value. If an asset being tested for recoverability was acquired in a business combination accounted for using the purchase method, the excess of cost over fair value of net assets acquired that arose in that transaction is allocated to the assets being tested for recoverability on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangibles acquired at the acquisition date. For determining carrying values, assets are grouped by operating unit. In addition, on a quarterly basis, the carrying value of the excess of cost over fair value of net assets acquired is subject to a separate evaluation. To perform that review, the Company estimates the sum of expected future net cash flows from operating activities. If these estimated net cash flows are less than the carrying amount of the excess of cost over fair value of net assets acquired, the Company recognizes an impairment loss in an amount necessary to write down the excess of cost over fair value of net assets acquired to a fair value as determined from expected future cash flows.

 Income Taxes

  Effective as of the beginning of fiscal 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred method to the asset and liability method. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

 Foreign Currency Translation

  The Company has determined that the U.S. dollar is the functional currency of its Mexican operations. Foreign currency inventories and property, plant and equipment are remeasured into U.S. dollars at historical rates; all other foreign currency assets and liabilities are remeasured at year-end exchange rates. Income and

                                THE JPM COMPANY

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

expenses are remeasured at average rates prevailing during the year, except for expenses related to inventories and property, plant and equipment which are remeasured at historical rates. Exchange gains and losses resulting from remeasurement are included in earnings and amounted to a loss of $143 and a gain of $129 for fiscal 1996 and 1995, respectively.

 Earnings Per Common Share

  With respect to net income (loss) per common share computations for periods prior to the Company's initial public offering, pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, stock options and convertible debentures issued at prices below the initial public offering price per share in the twelve months preceding the initial filing were included in the calculation of weighted average shares outstanding as if outstanding for all periods presented. In addition, net income was reduced to the extent of all possible "Participating Dividends" on Preferred Stock.

  Primary earnings (loss) per common share and share equivalents for periods subsequent to the completion of the Company's IPO is computed based on the weighted average number of shares outstanding plus the common stock equivalents related to stock options, once the latter causes dilution in earnings per share in excess of 3%. For each of the periods presented, fully diluted earnings (loss) per share is not presented since the results do not cause a dilution in earnings per share in excess of 3%.

 Recent Accounting Pronouncements

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). SFAS 123 defines a fair value based method of accounting for employee stock options or other similar equity instruments. Companies must either adopt the new method or disclose the pro forma income statement effects in their financial statements. This statement is effective for the Company's fiscal year ending September 30, 1997. The Company intends to elect to disclose the pro forma income statement effects of SFAS 123; therefore, SFAS 123 will not affect the Company's financial position or results of operations.

  In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), which establishes new standards for computing and presenting earnings per share ("EPS"). SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with a complex capital structure. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997 and earlier adoption is not permitted. EPS included in the accompanying financial information is computed in accordance with APB Opinion No. 15, "Earnings Per Share." Had the provisions of SFAS 128 been effective for all periods presented, basic EPS and diluted EPS on a pro forma basis would have been:

                                                                   NINE MONTHS
                                      YEARS ENDED SEPTEMBER 30,  ENDED JUNE 30,
                                      -------------------------- ---------------
                                        1994     1995     1996    1996    1997
                                      -------- -------- -------- ------- -------
      Basic EPS...................... $   0.02 $   0.15 $   0.51 $  0.27 $  0.80
      Diluted EPS.................... $   0.02 $   0.15 $   0.48 $  0.25 $  0.73

 Reclassifications

  Certain prior year balances have been reclassified for comparative purposes.

 Interim Financial Data

  The consolidated balance sheet as of June 30, 1997, and the related consolidated statements of operations and cash flows for the nine month periods ended June 30, 1996 and June 30, 1997, have been prepared by the Company without audit. In the opinion of management, the financial statements include all of the adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the unaudited periods. Interim results are not necessarily indicative of results for a full year.

                                THE JPM COMPANY

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. ACQUISITIONS

  On May 1, 1995, the Company purchased a 60% ownership in Electronica Pantera, S.A. de C.V. (Pantera), a Mexican manufacturer and assembler of cable and wire assemblies, for cash consideration of $3.6 million. The Company acquired the remaining 40% of Pantera for cash consideration of $3.4 million on April 30, 1996.

  Information with respect to this acquisition is presented below:

                                                              1996     1995
                                                             -------  -------
   Cash paid (net of cash acquired)......................... $ 3,400  $ 2,016
   Transaction and other costs..............................     --       188
                                                             -------  -------
                                                               3,400    2,204
   Liabilities assumed......................................     --     4,543
   Fair value of tangible assets acquired...................  (1,275)  (4,004)
                                                             -------  -------
   Excess of cost over fair value of assets acquired and
    other intangible assets................................. $ 2,125  $ 2,743
                                                             =======  =======

  The unaudited results of operations on a pro forma basis as if 100% of Pantera had been acquired as of October 1, 1994 are as follows:

                                                                  YEARS ENDED
                                                                 SEPTEMBER 30,
                                                                ---------------
                                                                 1996    1995
                                                                ------- -------
   Net sales................................................... $85,516 $61,546
   Operating income............................................   6,835   3,282
   Net income applicable to Common Stock.......................   3,301     662
   Net income per common share................................. $  0.55 $  0.15

  In fiscal 1994, the Company acquired certain assets and a customer contract for cash consideration of $558. The tangible assets acquired comprised inventories and equipment with a total fair value of $408, and the intangible asset acquired related to a customer contract had a fair value of $150 and an estimated life of 3 years. Had these purchases occurred as of the beginning of fiscal 1994, results of operations would not have been materially different.

  Excess of cost over fair value of net assets acquired and other intangible assets comprise the following:

                                                                 SEPTEMBER 30,
                                                                 --------------
                                                                  1996    1995
                                                                 ------  ------
   Excess of cost over fair value of net assets acquired........ $4,768  $2,683
   Customer contract............................................    150     150
   ISO 9002 certification.......................................    100      60
                                                                 ------  ------
                                                                  5,018   2,893
   Accumulated amortization.....................................   (378)   (136)
                                                                 ------  ------
                                                                 $4,640  $2,757
                                                                 ======  ======

                                THE JPM COMPANY

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


3. MAJOR CUSTOMERS AND SUPPLIERS

  Sales to Diebold and IBM amounted to 18% and 15% of total sales for fiscal 1996, respectively, and 22% and 14% of total sales for fiscal 1995, respectively. Sales to Diebold, Bay Networks and Unisys amounted to 26%, 13% and 11% of total sales, respectively, for fiscal 1994. Aggregate sales to major customers, each of which exceeded 10% of total sales were 33%, 36% and 50% of total net sales in 1996, 1995 and 1994, respectively. At September 30, 1996 and 1995, aggregate accounts receivable from these customers represented 36% and 44% of total accounts receivable, respectively. To reduce its credit risk, the Company reviews its customers' financial position before extending credit.

  The Company typically enters into annual contracts with its major customers. These contracts periodically mature and are renewed throughout the year as a normal course of business.

  Historically, the Company has purchased a significant portion of its wire, cable and connectors from a limited number of suppliers. Although the Company believes that its raw materials are generally available from several domestic and international sources, customers often specify that the Company purchase certain components from particular manufacturers. Accordingly, the loss of any of the Company's key suppliers could have a material adverse impact on the Company.

4. INVENTORIES

                                                    SEPTEMBER 30,     JUNE 30,
                                                    ---------------  -----------
                                                     1995    1996       1997
                                                    ------  -------  -----------
                                                                     (UNAUDITED)
   Finished goods.................................. $  719  $ 1,935    $ 2,468
   Work-in-process.................................    970    1,640      1,248
   Raw materials and supplies......................  5,354    8,408     10,749
   Valuation reserve...............................   (348)    (641)      (673)
                                                    ------  -------    -------
                                                    $6,695  $11,342    $13,972
                                                    ======  =======    =======

5. PROPERTY, PLANT AND EQUIPMENT, NET

                                                   SEPTEMBER 30,
                                                  ----------------   ESTIMATED
                                                   1996     1995    USEFUL LIVES
                                                  -------  -------  ------------
   Land.......................................... $   302  $   293
   Buildings and improvements....................   4,426    4,308  10-25 years
   Machinery and equipment.......................   7,468    5,371   5-10 years
   Furniture and fixtures........................   3,279    2,689   5-10 years
   Vehicles......................................     237      257    3-5 years
                                                  -------  -------
                                                   15,712   12,918
   Less: Accumulated depreciation................  (7,176)  (6,015)
                                                  -------  -------
                                                  $ 8,536  $ 6,903
                                                  =======  =======

  Capitalized computer equipment and software with a gross book value of $547 are included in furniture and fixtures at September 30, 1996 and 1995. Related accumulated amortization was $198 and $130 at September 30, 1996 and 1995. The capital leases include purchase options at the conclusion of the lease term. Future minimum lease payments under these agreements are $156 for fiscal 1997 and $31 for fiscal 1998. Included in the aggregate remaining payments of $187 is $9 in imputed interest.

                                THE JPM COMPANY

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


  Rental expense for vehicle operating leases aggregated $90, $77 and $50 for fiscal 1996, 1995 and 1994, respectively. Future minimum lease payments through the term of these agreements total $84 for fiscal 1997, $47 for fiscal 1998, and $6 for fiscal 1999.

  The Company leases its facilities in Mexico in accordance with the terms of rental agreements, some of which are renewable annually. Rental expense under these agreements was $178 for fiscal 1996 and $71 for the 1995 period since the acquisition date. Future minimum lease payments under these agreements are $171 for fiscal 1997, $171 for fiscal 1998, $171 for fiscal 1999 and $171 for fiscal 2000. The Company leases its facilities in San Jose in accordance with the terms of a lease agreement which expires on June 30, 2002 (unaudited). Rental expense under this agreement was $345 for fiscal 1996, $330 for fiscal 1995 and $327 for fiscal 1994. Future minimum lease payments under this agreement are $310 for fiscal 1997, $356 for fiscal 1998, $380 for fiscal 1999, $404 for fiscal 2000 and $404 for fiscal 2001.

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                  SEPTEMBER 30,
                                                                  -------------
                                                                   1996   1995
                                                                  ------ ------
   Salaries and benefits......................................... $2,395 $1,793
   Other.........................................................  2,091    700
                                                                  ------ ------
   Total accrued expenses........................................ $4,486 $2,493
                                                                  ====== ======

  Included in accounts payable at September 30, 1996 and 1995 are book overdrafts totaling $819 and $386, respectively.

7. SHORT-TERM BORROWINGS

  At September 30, 1996, the Company had a $6,500 line of credit with a U.S. bank, of which $257 was outstanding. Borrowings under the line of credit bear interest at the bank's prime rate (8.25% at September 30, 1996 and average rate of 9.00% for fiscal 1996) and are payable on demand. Such borrowings are secured by the Company's inventories, accounts receivable and contract rights as well as a second lien on machinery and equipment in Lewisburg, PA.

  The Company's San Jose, California facility also has a bank revolving line of credit to permit the Company to draw up to $2,000 collateralized by the San Jose facility's inventories and accounts receivable. The line of credit bears interest at the bank's prime lending rate plus .75%. The line of credit provides for advances up to a percentage of (i) eligible accounts receivable at 75% plus (ii) raw material inventory; provides for the maintenance of various financial ratios; provides certain restrictions with regard to acquisitions, mergers, dissolution, and the incurrence of additional indebtedness; and prohibits payment of dividends and loans to or investments in other entities or persons. At September 30, 1996, the Company was in compliance with all loan covenants. The line of credit expires July 31, 1997. As of September 30, 1996, borrowings under this line of credit facility amounted to $1,275 against an availability of $1,600 at an interest rate of 9.75%.

  At September 30, 1995, the Company had a $4,000 line of credit with a U. S. bank, of which $2,957 was outstanding. Borrowings under the line of credit bore interest at the bank's prime rate plus 1% (9.75% at September 30, 1995 and an average rate of 9.25% for fiscal 1995) and were payable on demand. Such borrowings

                                THE JPM COMPANY

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

were secured by the Company's inventories, accounts receivable and contract rights as well as a second lien on machinery and equipment in Lewisburg, PA. Under the terms of the lines of credit, the Company could not pay dividends in excess of 25% of pre-tax profits.

  At September 30, 1995, the Company had another line of credit with the same
U. S. bank for $1,000, of which $400 was outstanding. Borrowings under the line of credit bore interest at the bank's prime rate plus 1.5% (10.25% at September 30, 1995 and an average rate of 10.375% for fiscal 1995) and were payable on demand. Such borrowings were secured by a second lien on the Company's inventories, accounts receivable and contract rights.

  At September 30, 1995, unsecured bank notes used to fund working capital requirements for Pantera operations amounted to $1,900 and had interest rates ranging from 13.9% to 15.0%. The average interest rate paid on such notes was 24.2% for fiscal 1995.

8. LONG-TERM DEBT

                                                              SEPTEMBER 30,
                                                              --------------
                                                               1996    1995
                                                              ------  ------
   Term loan payable to bank; bank prime rate plus 1.5%
    (9.75% at September 30, 1996 and average rate of 10.00%
    for 1996); payable in monthly installments of $24 plus
    accrued interest through May 2002; secured by machinery
    and equipment and a second lien on land, building and
    improvements in Lewisburg, PA with a net book value of
    $2,327 at September 30, 1996............................. $1,619  $1,905
   Mortgage payable to bank; bank prime rate plus 1% (9.25%
    at September 30, 1996 and an average rate of 9.50% for
    fiscal 1996); payable in monthly installments of $19
    through September 2010; secured by land, buildings and
    improvements in Lewisburg, PA with a net book value of
    $1,814 at September 30, 1996.............................    996   1,115
   Mortgage payable to bank; bank prime rate plus 1% (9.25%
    at September 30, 1996 and an average rate of 9.50% for
    fiscal 1996); payable in monthly installments of $7 plus
    accrued interest through April 1998 plus a final
    principal and interest payment due April 1998; secured by
    land, buildings, improvements, furniture, fixtures and
    equipment in Winnsboro, SC with a net book value of
    $1,201 at September 30, 1996.............................  1,078   1,173
   Capital lease obligations, payable through 1998...........    187     323
   Other term loans payable..................................     21      24
                                                              ------  ------
                                                               3,901   4,540
   Less: Current maturities..................................   (637)   (638)
                                                              ------  ------
                                                              $3,264  $3,902
                                                              ======  ======

                                THE JPM COMPANY

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


  Maturities of long-term debt, subsequent to September 30, 1996 are as follows:

      YEAR ENDING
      SEPTEMBER 30,
      -------------
      1997............................................................... $  637
      1998...............................................................  1,492
      1999...............................................................    460
      2000...............................................................    475
      2001...............................................................    495
      Thereafter.........................................................    342
                                                                          ------
                                                                          $3,901
                                                                          ======

  The foregoing indebtedness is subject to certain covenants including the maintenance of various financial ratios and limits on annual capital expenditures. The Company was in compliance with all covenants at September 30, 1996.

  Interest paid in fiscal 1996, 1995 and 1994 on short-term borrowings, long-term debt and subordinated debentures totaled $871, $877 and $451, respectively.

9. SUBORDINATED DEBENTURES

  In July 1992, forty-two 12%, $10 face value convertible subordinated debentures due January 1, 1999 (the "Series A debentures") were issued to officers and directors of the Company. Interest on the debentures was payable quarterly and debenture holders had common stock voting rights equal to the number of shares of common stock issuable upon conversion and had the right to nominate one candidate to the Company's Board of Directors. On August 1, 1995, the Company induced conversion of the Series A debentures, by adjusting the conversion ratio from 4,883 shares to 7,500 shares of Common Stock per debenture. The change in conversion privileges resulted in the issuance of an additional 109,911 shares of common stock and the recognition of $165 in debt conversion expense which is included in other expenses in the consolidated statement of operations for the year ended September 30, 1995.

  During 1995, $390 in 12% demand notes were issued to officers and directors of the Company, and to one third party investor. Under the terms of the notes, the Company committed to exchange the notes for convertible securities with terms which allowed for conversion into the Company's Common Stock. Accrued interest on these notes totaled $9 at September 30, 1995.

  In November 1995, the Company issued seventy-three convertible subordinated debentures (the "Series B debentures") in exchange for $365 notes payable outstanding at September 30, 1995, and repaid the remaining $25 of notes. Each Series B debenture had a 12% stated interest rate, a face value of $5 and matured on September 1, 2002. The Series B debentures were convertible into shares of Common Stock of the Company, at the option of the holder, any time prior to maturity at the rate of 1,428 shares per $5 debenture. The Series B debentures were subject to mandatory conversion at the same rate upon the completion of a "Qualified Public Offering" by the Company. The initial public offering described in Note 10 met the definition of a "Qualified Public Offering" and the debentures were redeemed for 104,244 shares of the Company's Common Stock.

                                THE JPM COMPANY

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


10. SHAREHOLDERS' EQUITY

  The Company completed an initial public offering of its common stock on April 30, 1996. The initial public offering consisted of a total of 2,100,000 shares. Of those shares 1,876,800 were sold by the Company. The Underwriters exercised their option to purchase an additional 315,000 over allotment shares of common stock on May 30, 1996. Net proceeds to the Company from the offering were approximately $14,000 after deducting the associated underwriting discount and expenses of the offering. The net proceeds were used to acquire the remaining 40% of the Company's Mexican subsidiary Electronica Pantera, S.
A. de C. V. ("Pantera") for $3,400, to reduce the Company's debt in an amount of approximately $8,100 and to pay dividends on and redeem the Company's preferred stock in an amount of approximately $2,500.

  Also in connection with the closing of the offering, 104,244 shares of common stock were issued upon conversion of the Company's Series B Debentures, and 232,635 common shares were issued in exchange for the Class A preferred shares not redeemed at the time of the offering.

  During January 1996, the Board of Directors authorized the retirement of all of the Company's Treasury Stock.

  In August 1995, 315,000 shares of Common Stock were issued in conjunction with an induced conversion of the Company's Series A debentures, as described in Note 9.

  In October 1993, the Company repurchased 150,000 shares of Common Stock from a shareholder, who was also a director. The stock was repurchased for a total of $102, or $0.68 per share, which management believed approximated the fair value of the stock at October 4, 1993. During September 1994, the 150,000 shares were sold to certain officers and directors of the Company for $102.

  The Class A Preferred Stock outstanding at September 30, 1995, had no par value, a stated value of $31.43 per share, was non-voting and carried a cumulative annual dividend of $2.15 per share. In addition, the Board of Directors in any fiscal year could declare additional dividends of 8.5% of the income before income taxes in excess of $1,000 but less than $2,000 ("Participating Dividends").

  Concurrent with the Company's initial public offering on April 30, 1996, all dividends on the Class A preferred stock in the amount of $600 were paid, 53,000 shares of Class A preferred stock were exchanged for 232,635 shares of the Company's common stock at $32.92 per share and the remaining Class A preferred stock was redeemed for cash at $32.92 per share or $1,937.

  During the years ended September 30, 1996, 1995 and 1994, Preferred Stock dividends of $5.37, $3.0675 and $0.712 per share, respectively, totaling $600, $343 and $80, respectively, were paid. Dividends paid in fiscal 1996 included a Participating Dividend declared for fiscal 1995 of $36 or $0.3225 per share. No Participating Dividends were declared for fiscal 1996 or 1994.

                                THE JPM COMPANY

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


11. INCOME TAXES

  Provision for income taxes in the consolidated statement of operations, excluding the cumulative effect of accounting change in 1994, comprises:

                                                  YEARS ENDED SEPTEMBER 30,
                                                  -----------------------------
                                                    1996       1995     1994
                                                  ---------  --------  --------
   Current expense (benefit)
     Federal..................................... $   1,087  $    425  $   277
     State.......................................       355       175      107
     Foreign.....................................       580       141      --
                                                  ---------  --------  -------
                                                      2,022       741      384
   Deferred expense (benefit)
     Federal.....................................      (283)     (106)     (17)
     State.......................................       (48)        2       (9)
     Foreign.....................................       561       228      --
                                                  ---------  --------  -------
                                                        230       124      (26)
                                                  ---------  --------  -------
                                                  $   2,252  $    865  $   358
                                                  =========  ========  =======

  As discussed in Note 1, the Company changed its method of accounting for income taxes effective October 1, 1993 which decreased fiscal 1994 net income by $155.

  The significant components of deferred tax assets and liabilities are as follows:

                                                                SEPTEMBER 30,
                                                                --------------
                                                                 1996    1995
                                                                -------  -----
Deferred tax assets:
  Accounts receivable.......................................... $    66  $  42
  Inventory....................................................     209     84
  Property, plant and equipment................................      14     25
  Accrued employee liabilities.................................     704    289
  Tax credit carry forwards....................................     --      26
  Deferred rent................................................      10     31
  Other........................................................     126    --
                                                                -------  -----
                                                                  1,129    497
                                                                -------  -----
Deferred tax liabilities:
  Inventory....................................................  (1,150)  (481)
  Property, plant and equipment................................    (629)  (461)
  Intangible assets............................................     (42)   (45)
                                                                -------  -----
                                                                 (1,821)  (987)
                                                                -------  -----
Net deferred tax liability..................................... $  (692) $(490)
                                                                =======  =====

                                THE JPM COMPANY

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


  An analysis of the Company's effective income tax rate is as follows:

                            YEARS ENDED SEPTEMBER 30,
                            ----------------------------
                              1996      1995     1994
                            ---------  -------- --------
   Income taxes at U.S.
    federal income tax
    rate................... $   1,958  $   669  $   278
   State taxes, net of
    federal benefit........       210      118       65
   Induced conversion of
    debentures.............       --        56      --
   Amortization of
    intangible assets......        60       19      --
   Inflation...............        33       49      --
   Tax credits.............       --       (24)     --
   Other, net..............        (9)     (22)      15
                            ---------  -------  -------
   Provision for income
    taxes.................. $   2,252  $   865  $   358
                            =========  =======  =======
   Effective income tax
    rate...................      40.0%    45.6%    42.6%
                            =========  =======  =======

  Cash paid for income taxes totaled $1,552, $740 and $38 in 1996, 1995 and 1994, respectively.

  Pre-tax earnings of Pantera since acquisition were $3,171 and $709 in 1996 and 1995, respectively. Unremitted earnings of Pantera of $1,929 were deemed to be permanently invested at September 30, 1996. No deferred tax liability has been recorded related to future remittance of these earnings. It is not practicable to estimate the income tax liability which might be incurred upon remittance of such earnings to the United States.

12. EMPLOYEE BENEFIT PLANS

  The Company maintains a tax-qualified defined contribution employee profit sharing plan (the "Profit Sharing Plan"). All full-time U.S. employees, except for the employees of Denron, who are 21 years of age or older and who have completed one year of service with the Company are eligible to participate. The Company may, at its discretion, make a discretionary profit sharing contribution to the Profit Sharing Plan for any plan year. A participant is entitled to receive a distribution of the vested interest in his or her account upon retirement, death, permanent disability or termination of employment. The Company's contribution vests to the employee ratably over a seven-year period. The Company contributed $100, $85 and $70 for fiscal 1996, 1995 and 1994, respectively.

  The Profit Sharing Plan also contains provisions which are intended to satisfy the tax qualification requirements of Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). All full-time U.S. employees, except for the employees of Denron, who are 21 years of age or older and who have completed one year of service with the Company are also eligible to participate in the 401(k) Plan. Under the 401(k) Plan, an employee may elect to defer up to 15% of their current compensation. Employee contributions to the 401(k) plan are invested according to the direction of the employee. The Company may make matching contributions of fifteen cents for each one dollar deferred by the employee up to 6% of an employee's total compensation. A participant is entitled to receive a distribution of the vested interest in his or her account upon retirement, death, permanent disability or termination of employment. The Company's matching contribution vests to the employee ratably over a seven-year period. Employee contributions are fully vested and nonforfeitable at all times. The Company contributed $25 and $22 for fiscal 1996 and 1995, respectively.

  During fiscal 1994, the Company maintained a deferred compensation plan for certain management and highly compensated employees. Each participant could elect to defer, in increments agreed upon by the Board of Directors, a portion of their annual compensation. Deferred compensation under the plan was invested by the Company at the direction of the Board. Participant accounts were allocated a pro rata share of all income, gains and losses on such investments. Participants were eligible to receive payment of amounts credited to their

                                THE JPM COMPANY

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

deferred compensation account in equal installments over a minimum period of five years commencing with the participants' termination.

  Effective October 1, 1994, the Company allocated the value attributable to each participant under the original plan to individual participant accounts and amended the deferred compensation plan. Under the provisions of the amended plan, each of the previously eligible participants may defer up to 25% of annual compensation and the Company will contribute 2% of each participant's annual salary on a quarterly basis. Deferred compensation, under the plan, continues to be invested by the Company, at the discretion of the Board; however, each participant's account is allocated the actual income, gains and losses that would have been earned if their deferred compensation had been invested in accordance with their personal investment selections.

  The Company has also entered into additional deferred compensation agreements with two members of management. The terms of each of these agreements provide that either employee may elect to defer any portion of their annual gross salary. These agreements in no way obligate either participant to make such an election in any fiscal year, and a failure to elect for any fiscal year will not affect the right to do so in any subsequent fiscal year. These agreements do not provide for Company contributions.

  At September 30, 1996 and 1995, the Company had assets related to deferred compensation of $442 and $323, respectively, which balances are included in other assets in the accompanying consolidated balance sheet. Compensation expense for deferred compensation arrangements aggregated $118, $94 and $91 in fiscal 1996, 1995 and 1994, respectively.

  In accordance with statutory requirements in Mexico, the Company is required to make annual profit sharing distributions to the employees of Pantera. These distributions are determined based on 10% of Pantera's taxable income. A provision of $173 and $32 was recorded as of September 30, 1996 and 1995, respectively, for profit sharing distributions.

13. STOCK OPTION PLANS

  In April 1993, the Board of Directors approved adoption of the Stock Option Plan of 1993 which authorized incentive stock options and nonqualified stock options of 300,000 shares. Under the Plan, any salaried or supervisory employees of the Company, as selected by the Board, are eligible to be granted options. The options have ten year terms with exercise prices equal to the fair market value of the Company's Common Stock at the date of grant, as determined by the Board. The options are exercisable from the date of grant. At September 30, 1996 and 1995, all such options had been granted and were exercisable.

  The Company's 1995 Stock Option Plan (the "1995 Plan") was approved by the Board of Directors on August 1, 1995 and by the shareholders of the Company on November 21, 1995. Under the 1995 Plan, options may be granted to employees and consultants for the purchase of up to an aggregate of 475,000 shares of Common Stock. The 1995 Plan provides for grants of both incentive stock options and non-qualified stock options. The 1995 Plan is administered by the Board which determines, at its discretion, the number of shares subject to each option granted and the related purchase price and vesting period.

  Under the 1995 Plan, no incentive stock option may be granted to an employee who owns more than 10% of the total combined voting power of all classes of outstanding stock. Each option expires on the date specified by the Compensation Committee but not more than 10 years from its date of grant. All incentive options granted under the 1995 Plan will have an exercise price of no less than 100% of the closing price of the Common Stock on the grant date, 85% for non-qualified options. Options shall be exercisable as specified by the Compensation Committee. In November 1995, the Company granted 92,650 options with exercise prices of $2.63 to certain

                                THE JPM COMPANY

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

officers, key employees and consultants under the 1995 Plan, 25% of which become exercisable on November 21, 1996, with an additional 25% becoming exercisable on each of November 21, 1997, 1998 and 1999, respectively.

  In January 1996, the Company granted 40,000 options with an exercise price of $7.65, 25% of which become exercisable on January 24, 1997, with an additional 25% becoming exercisable on each of January 24, 1998, 1999 and 2000, respectively.

  In September 1996, the Company granted 324,150 options with an exercise price of $8.50 to certain salaried and hourly employees in the U. S. and Mexico under the 1995 plan. These options become exercisable in 25% increments on each September 3, 1997, 1998, 1999 and 2000, respectively.

  Pursuant to the 1995 Outside Directors Stock Option Plan ("Outside Directors Plan") adopted by the Board of Directors on August 1, 1995 and the shareholders of the Company on November 21, 1995, options shall be granted to members of the Board of Directors who are not employees or 10% owners of the Company (an "Outside Director"). An aggregate of 125,000 shares of Common Stock are reserved for issuance under the Outside Directors Plan.

  Under the Outside Directors Plan, each Outside Director serving on the Board of Directors as of December 1, 1995 automatically received an option to purchase 5,000 shares of Common Stock as well as an option to purchase an additional 2,000 shares of Common Stock for each year of continuous service the Outside Director had served as a member of the Board of Directors as of that date. A new Outside Director will receive an option to purchase 5,000 shares upon his or her election to the Board. All options granted under the Outside Directors Plan are exercisable in full beginning sixty days after date of the grant of the option. The Outside Directors Plan requires that options granted thereunder will expire not later than ten years after the date of grant. All options granted under the 1995 Outside Directors Plan will have an exercise price equal to the closing price of the Common Stock on the grant date. On December 1, 1995, three directors were granted total options to purchase 83,000 shares at a price of $4.00. These options expire on December 1, 2005.

  Information with respect to options granted under the Company's stock option plans is as follows:

                                                                        AVERAGE
                                                                        EXERCISE
                                                               OPTIONS   PRICE
                                                               -------  --------
   Options outstanding at September 30, 1993..................     --      --
   Granted--November 1993..................................... 150,000   $ .68
                                                               -------
   Options outstanding at September 30, 1994.................. 150,000     .68
   Granted--November 1994.....................................  20,000     .59
   Granted--August 1995....................................... 140,000    1.50
   Terminated--November 1994.................................. (10,000)    .68
                                                               -------
   Options outstanding at September 30, 1995.................. 300,000    1.06
   Granted--November 1995..................................... 175,650    3.28
   Granted--January 1996......................................  40,000    7.65
   Granted--September, 1996................................... 324,150    8.50
                                                               -------
   Options outstanding at September 30, 1996.................. 839,800   $4.71
                                                               =======

                                THE JPM COMPANY

                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


14. RELATED PARTY TRANSACTIONS

  Notes receivable from officers and directors of the Company totaled $206 and $584 at September 30, 1996 and 1995, respectively, earn interest at 8.25-9.75% in 1996 and 6.0%-9.75% in 1995 and, except as noted below, are payable on demand. The notes receivable balance includes accrued interest receivable of $26 and $35 at September 30, 1996 and 1995, respectively. Principal repayments on these notes totaled $370 in 1996 and $57 in 1995.

  In December 1994, three officers and directors of the Company purchased land, with a book value of $201, from the Company for $250, of which consideration included $50 of cash and two variable rate notes with an aggregate face value of $200 maturing December 31, 2000. The interest rate on these notes is tied to the Company's short-term borrowing rate which was 8.25% at September 30, 1996 and 9.75% at September 30, 1995. At September 30, 1996, principal on these notes of $173 remained outstanding and is included in the balance of related party notes receivable.

  As described in Note 9, $390 in notes payable to officers and directors of the Company were outstanding at September 30, 1995. Accrued interest on these notes totaled $9 at September 30, 1995. No such amounts remain outstanding at September 30, 1996.

15. GEOGRAPHIC INFORMATION

  Certain geographic information follows:

                                                 UNITED
                                                 STATES  MEXICO  CONSOLIDATED
                                                 ------- ------- ------------
   Sales to unaffiliated customers for fiscal
    1996........................................ $67,598 $17,918   $85,516
   Operating profit for fiscal 1996.............   3,427   3,473     6,900
   Identifiable assets at September 30, 1996....  25,015  13,356    38,371
   Sales to unaffiliated customers for fiscal
    1995........................................ $48,799 $ 5,243   $54,042
   Operating profit for fiscal 1995.............   2,239     740     2,979
   Identifiable assets at September 30, 1995....  16,080   8,151    24,231

  At September 30, 1996 and 1995 the difference between Identifiable Assets above, and Total Assets reported on the consolidated balance sheet, is due to general corporate assets, including deferred compensation assets and deferred tax assets, of $1,491 and $1,196, respectively.

  Sales which originate in Mexico are primarily exported to the United States and other geographic areas.

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                 FIRST  SECOND   THIRD  FOURTH
                                                QUARTER QUARTER QUARTER QUARTER
                                                ------- ------- ------- -------
   Year ended September 30, 1996
     Net sales................................. $19,213 $20,800 $21,869 $23,634
     Gross profit..............................   3,027   2,640   4,174   4,865
     Net income................................     365     159   1,134   1,425
     Earnings per share........................ $  0.07 $  0.01 $  0.15 $  0.20
   Year ended September 30, 1995
     Net sales................................. $12,500 $12,143 $13,967 $15,432
     Gross profit..............................   2,024   1,965   2,061   2,441
     Net income................................     320     369     217     229
     Earnings per share........................ $  0.06 $  0.07 $  0.01 $  0.00

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Available Information....................................................   3
Incorporation of Documents by Reference..................................   3
Prospectus Summary.......................................................   5
Risk Factors.............................................................   8
Use of Proceeds..........................................................  12
Price Range of Common Stock..............................................  12
Dividend Policy..........................................................  13
Capitalization...........................................................  13
Selected Consolidated Financial Data.....................................  14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  24
Management...............................................................  34
Principal and Selling Shareholders.......................................  36
Description of Capital Stock.............................................  38
Shares Eligible for Future Sale..........................................  41
Underwriting.............................................................  42
Legal Matters............................................................  44
Experts..................................................................  44
Index to Financial Statements............................................ F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,200,000 SHARES

                                   JPM[LOGO]

                                  COMMON STOCK

                               -----------------

                                   PROSPECTUS
                                       , 1997

                               -----------------

                                LEHMAN BROTHERS

                                  ADVEST, INC.

                          JANNEY MONTGOMERY SCOTT INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the fees and expenses payable by the Registrant in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the Securities and Exchange Commission ("SEC") registration fee, the filing fee with the National Association of Securities Dealers, Inc. ("NASD") and the Nasdaq Stock Market application fee.

      SEC Registration fee............................................. $26,630
      National Association of Securities Dealers, Inc. fee.............   9,288
      Nasdaq National Market Fee for listing of Additional Shares......  17,500
      Printing and engraving expenses..................................  25,000
      Legal fees and expenses.......................................... 150,000
      Accountants' fees and expenses................................... 125,000
      Blue sky fees and expenses.......................................      *
      Directors and officers insurance premiums........................      *
      Transfer agent and registrar fees and expenses...................      *
      Miscellaneous....................................................
                                                                        -------
          Total........................................................    $
                                                                        =======

--------
* To be filed by Amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 1741 of the Pennsylvania Business Corporation Law (the "BCL") provides that a corporation may indemnify any person, including officers and directors, who are, or are threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. A Pennsylvania corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against expenses which such officer or director actually or reasonably incurred.

  The Articles of Incorporation and Bylaws provide that no director of the Company will be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liabilities related to a breach of fiduciary duty as a director if such breach constitutes self-dealing, willful misconduct or recklessness. However, such exoneration does not apply to any responsibility or liability pursuant to a criminal statute or liability for the payment of taxes pursuant to local, state or federal law.

  The Registrant has obtained directors' and officers' liability insurance.

  The Underwriting Agreement contains certain provisions for the indemnification of, among others, controlling persons, directors and officers of the Registrant for certain liabilities.

ITEM 16. EXHIBITS

EXHIBIT NO.  DESCRIPTION OF EXHIBIT
-----------  ----------------------
    1.1      Form of Underwriting Agreement.
    4.1*     Specimen Certificate of Common Stock of the Company.
    4.2**    Registration Rights Agreement.
    5.1      Opinion of Duane, Morris & Heckscher LLP.
   23.1      Consent of Duane, Morris & Heckscher LLP (included in their opinion to be filed as Exhibit 5.1).
   23.2      Consent of Price Waterhouse LLP.
   24.1      Power of Attorney (included on page II-4).

--------
 * Incorporated by reference from Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 9, 1996.
** Incorporated by reference from Registrant's Proxy Statement for a Special
   Meeting of Shareholders dated and filed with the Securities and Exchange Commission on May 5, 1997.

ITEM 17. UNDERTAKINGS.

  The Registrant hereby undertakes that:

    (a)(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (a)(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (d) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN LEWISBURG, PENNSYLVANIA ON OCTOBER 8, 1997.

                                          The JPM Company

                                                    /s/ John H. Mathias
                                          By: _________________________________
                                            JOHN H. MATHIAS CHAIRMAN AND CHIEF
                                                     EXECUTIVE OFFICER

  Know all persons by these presents, that each person whose signature appears below constitutes and appoints John H. Mathias and William D. Baker, and each or either of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution, for him or her, and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                        TITLE                 DATE

         /s/ John H. Mathias           Chairman, Chief         October 8, 1997
-------------------------------------   Executive Officer
           JOHN H. MATHIAS              and Director
                                        (Principal
                                        Executive Officer)

        /s/ James P. Mathias           President and           October 8, 1997
-------------------------------------   Director
          JAMES P. MATHIAS

        /s/ William D. Baker           Vice President,         October 8, 1997
-------------------------------------   Chief Financial
          WILLIAM D. BAKER              Officer and
                                        Treasurer
                                        (Principal
                                        Financial and
                                        Accounting Officer)

       /s/ Wayne A. Bromfield          Executive Vice          October 8, 1997
-------------------------------------   President,
         WAYNE A. BROMFIELD             Secretary and
                                        Director

        /s/ Janet B. Mathias           Director                October 8, 1997
-------------------------------------
          JANET B. MATHIAS

         /s/ Bruce M. Eckert           Director                October 8, 1997
-------------------------------------
           BRUCE M. ECKERT

      /s/ Clifford M. Melberger        Director                October 8, 1997
-------------------------------------
        CLIFFORD M. MELBERGER

                                 EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION OF EXHIBIT
-----------  ----------------------
    1.1      Form of Underwriting Agreement.
    4.1*     Specimen Certificate of Common Stock of the Company.
    4.2**    Registration Rights Agreement.
    5.1      Opinion of Duane, Morris & Heckscher LLP.
   23.1      Consent of Duane, Morris & Heckscher LLP (included in their opinion to be filed as Exhibit 5.1).
   23.2      Consent of Price Waterhouse LLP.
   24.1      Power of Attorney (included on page II-4).

--------
 * Incorporated by reference from Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 9, 1996.
** Incorporated by reference from Registrant's Proxy Statement for a Special
   Meeting of Shareholders dated and filed with the Securities and Exchange Commission on May 5, 1997.